 Exhibit 99.3

Transcript of the 40th Annual General Meeting

Transcript of the 40th Annual General Meeting June 19, 2021

4:00 P.M. IST to 8:18 P.M. IST

Board of Directors and Key Managerial Personnel:

Nandan Nilekani

Chairman

Salil Parekh

CEO and Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Kiran Mazumdar-Shaw

Lead Independent Director

D. Sundaram

Independent Director

Michael Gibbs

Independent Director

Uri Levine

Independent Director

Bobby Parikh

Independent Director

Chitra Nayak

Independent Director

Nilanjan Roy

Chief Financial Officer

A.G.S Manikantha

Company Secretary

Other key executives, statutory auditors - Deloitte Haskins and Sells LLP, secretarial auditor - Parameshwar G. Hegde, senior management and

Shareholders

Welcome Address – Nandan Nilekani

Hi. I welcome the members to the 40th annual general meeting. I hope all of you are safe and in good health. This meeting is being held through video conference in accordance with the circulars issued by the Ministry of Corporate Affairs and SEBI. We have the requisite quorum present through video conference to conduct the proceedings of the meeting. Participation of members through video conference is being recorded for the purpose of quorum, as per the circular issued by MCA, and Section 103 of the Companies Act, 2013. The quorum being present, I call this meeting to order. Before we start the main proceedings of the meeting, I request my colleagues on the video conference to introduce themselves. Salil…

Salil Parekh

Thank you, Nandan. Good afternoon. I'm Salil Parekh, CEO and Managing Director of Infosys. Welcome to our 40th annual general meeting. I hope all of you are safe and well. Pravin, over to you.

Pravin Rao

Namaskara, I am Pravin Rao, Chief Operating Officer and Whole-time director, I'm joining in from Bangalore. Kiran…

Kiran Mazumdar-Shaw

Namaskar. I'm Kiran Mazumdar-Shaw, Lead Independent Director and chair of the nomination and remuneration committee, the CSR and the ESG committee. I'm joining this meeting from Bengaluru and I hope all of you are safe.

Nandan Nilekani

Sundaram?

D. Sundaram

Thank you. Good evening, everybody. This is Sundaram, Independent director, joining the AGM from Mumbai. I'm also the chairperson of the audit committee, stakeholders committee and the risk committee. Thank you.

Nandan Nilekani

Mike?

Michael Gibbs

Good morning. Good evening. This is Michael Gibbs, Independent director. I'm joining from Houston Texas, USA.

Nandan Nilekani

Uri?

Uri Levine

Good afternoon, everyone. This is Uri Levine, joining from Tel Aviv – Independent director.

Nandan Nilekani

Bobby?

Bobby Parikh

Good evening. I'm Bobby Parikh, Independent director of Infosys, and I'm joining this meeting from Mumbai.

Nandan Nilekani

Chitra?

Chitra Nayak

Hello. Good evening. I'm Chitra Nayak, independent director, and I'm joining this meeting from San Francisco, California.

Nandan Nilekani

Nilanjan?

Nilanjan Roy

Good evening, I'm Nilanjan Roy, CFO, joining in from Bengaluru.

Nandan Nilekani

Mani?

A.G.S. Manikantha

Hi, good evening. This is Manikantha here, Company Secretary of Infosys, joining from Bangalore.

Nandan Nilekani

Apart from them, we also have key executives and senior management joining from their respective locations. Statutory auditors Deloitte and secretarial auditor Parameshwar G. Hegde have also joined this meeting. I now request Manikantha, Company Secretary, to provide general instructions to the members regarding participation in this meeting.

A.G.S. Manikantha

Hi, good evening everyone. Members may note that this annual general meeting is being held through video conferencing, in accordance with the Companies Act, 2013 and circulars issued by the Ministry of Corporate Affairs and SEBI. The facility for joining this meeting through video conference or other audio-visual means is made available for the members on a first-come-first-served basis. The Company has also provided a webcast facility to view the live proceedings of this meeting on the Company's website. The register of directors and key managerial personnel, the register of contracts or arrangements, and other documents mentioned in the AGM Notice have been made available electronically for inspection by the members during this AGM. Members seeking to inspect any of these documents can send the request to investors@infosys.com. As the AGM is being held through video conferencing, the facility for appointment of proxies was not applicable, and hence the proxy register for inspection is not available. The Company has received requests from a few members to register them as speakers at the meeting. Accordingly, the floor will be open for these members to ask questions or express their views. We will facilitate this session once the Chairman opens the floor for questions and answers. Members can also post their views or questions on the “Ask a Question” tab on their video conference screens before 4:30 p.m. IST. It may be noted that the Company reserves the right to limit the number of members asking the questions depending on the availability of time at this AGM. The Company has provided the facility to cast votes electronically and all the resolutions set forth in the Notice. Members who have not cast their votes electronically and who are participating in this meeting will have an opportunity to cast their votes during the meeting through the e-voting system provided by NSDL. Members can click on the “Vote” tab on the video conference screen to make use of this facility. Members are requested to refer to the instructions provided in the Notice or appearing on the video conference page for a seamless participation through video conference and for also voting. In case members face any difficulty, they may reach out on the helpline numbers. Members may also kindly note that this AGM is recorded. Thank you very much.

Nandan Nilekani

Thank you, Mani.

The Company has taken all feasible efforts under the current circumstances to enable members to participate through video conference and vote at the AGM. I thank all the members, colleagues on the Board auditors and the management team for joining this meeting over video conference.

Chairman’s address – Nandan Nilekani

Today, as we convene the 40th Annual General Meeting of Infosys, I warmly welcome each one of you. It is always a pleasure to connect with you all and although virtual, it is a privilege to host you today. On behalf of the Infosys Board of Directors, I want to thank you for making the time to join us. Your trust and support over the last four decades have given us the confidence to push ourselves past challenges and complexities to deliver market-leading returns and consistent value for you year after year.

During fiscal 21, we had industry-leading healthy revenue growth at 5% in constant currency totaling, US$13.6 billion. Operating margin for the year expanded to 24.5% and free cash flows increased by 38.5%. Our digital business grew to account for 48.5% of our total revenues. And our large transformation deals peaked to an all-time high of US$14.1 billion, with 66% being net new. The Board has recommended capital return of Rs. 15,600 crore, approximately US$ 2.08 billion, including a final dividend of Rs. 6,400 crore, approximately US$850 million, and an open market buyback of shares of Rs. 9,200 crore, approximately US$1.23 billion.

The Board of Directors has recommended the appointment of Bobby Parikh and Chitra Nayak as independent directors of the Company, effective July 15, 2020, and March 25, 2021, respectively. Bobby is a well-respected business leader who brings a wealth of experience and financial acumen to the Infosys Board. Chitra Nayak brings Silicon Valley experience that will provide valuable insights as Infosys pivots its service offerings to further strengthen its consulting and digital solutions. The Board of Infosys recommends the reappointment of U.B. Pravin Rao, COO and Whole-time director, whose office is liable to retire by rotation. U.B. Pravin Rao will be superannuating on December 12, 2021, after a stellar tenure, running Infosys operations, especially when our systems were severely tested in the past year.

The Board also recommends the reappointment of Michael Gibbs as an independent director for a second term of five years as he is due for retirement as director after his first term of three years on July 12, 2021. Earlier, in January 2021, Dr. Punita Kumar-Sinha retired from the Board of Infosys as an independent director after the completion of her tenure. On behalf of the Board of Directors and on your behalf, I placed on record our appreciation for the services she rendered. On the request of the CSR committee of Infosys limited, the trustees of the Infosys Foundation have unanimously elected Mrs. Sudha Murty to continue as Chairperson till December 31, 2021. Mrs. Sudha Murthy has graciously accepted this request and will retire on December 31 2021 on completion of a remarkable 25-year journey of selfless dedication to social causes.

While a challenging 2020 has ushered in 2021 fraught with uncertainty, one thing is clearly evident. Infosys is well-positioned for another year of market-leading performance in a post -pandemic, cloud-first, distinctly digital era. The dramatic shift to living and working online has altered the entire business landscape in irrevocable ways. Hybrid work is here to stay, requiring organizations and the people to find new ways to come together, collaborate and deliver seamlessly. Unprecedented technology transformation driven by cloud and the digitalization of business models are shaping the next normal for us all. Whether it's the uptick in online demand mastery on digital demand fulfillment, or tackling the threat of cyberattacks, technology has become an urgent and critical business capability. Adjusting to this new reality can be daunting. Companies can no longer afford the long wait for business returns, or settle for the sometimes underwhelming outcomes of large transformation projects. Our clients need help from a trusted thought leader and digital solutions expert who they can count on to navigate them to the future. Infosys is committed to being that partner for them.

We are equipped in several ways to deliver on this aspiration. Salil Parekh, our CEO and MD, in unison with the global leadership team at Infosys, has been relentlessly focused on transforming Infosys into a highly client-relevant, client-focused Company. This has amplified the trust that our clients reposed in us, and it has ensured that Infosys is their partner of choice when it comes to delivering even the most complex digital projects in a rapidly changing ecosystem. This is evident in the large number of large deals we have won over the year. It is the highest in Infosys history.

Simultaneously, Infosys has been investing in building digital capability which we can leverage with flexibility and speed to deliver business value to our clients in their digital transformation journey. Infosys CobaltTM for cloud solutions, non-disruptive modernization, big data and analytics solutions, applied AI and automation expertise, digital platforms, solutions for protection against cyber assaults, and the consumerization of user experience are some examples that our clients have vocally endorsed. Our acquisitions during the year – GuideVision, Blue Acorn, Kaleidoscope Innovation and Carter Digital – have further strengthened those digital capabilities. What's more, we also have a robust innovation ecosystem. And first-of-its-kind operating model to expand the speed, scope and scale of transformation innovation for our clients and help them run their businesses like digital natives.

The reimagination and rejuvenation of our own digital infrastructure is also serving us well. Our global workforce continues to work remotely, delivering productively and seamlessly, taking advantage of a wide spectrum of digital tools that is at their disposal. This is the exact transformation that we recommend that our clients make and Infosys’ emergence as a digitally equipped live enterprise is a credible example of the success, we promised to deliver for them.

Last but certainly not the least, we continue to invest in our most valuable asset – our people. Reskilling our employees with Lex, our learning platform, has ensured that they have access to the latest digital skills and are embracing agile ways of working. To help track the digital skills they’ve acquired, we also launched Digital Quotient – every employee’s personalized learning guide. It gauges the digital knowledge of our employees, making it easier for both employees and the organization to determine employees’ readiness for emerging digital opportunities. We have launched the Infosys Expanded Stock Ownership Program 2019, to include more holistically our teams in over 50 countries. Our leadership pipeline is stronger than ever, working with motivated employees across the world through the pandemic. We continued to strengthen our talent pool by recruiting 19,230 graduates in India and 1,941 – both graduates and associate degree holders – outside India to serve our clients’ burgeoning demand for digital acceleration. We expanded our US hiring commitment to 25,000 by 2022, with an additional 12,000 new American jobs across a variety of roles. As part of our continued expansion into Canada, we also committed to double Infosys’ Canadian workforce to 4,000 employees by 2023. In the UK, we announced plans to create 1,000 digital jobs to fuel post-pandemic growth.

A purposeful Environmental, Social and Governance, or ESG, charter is becoming increasingly vital for companies like Infosys as investors like you find increasing value in non-financial reporting and robust corporate governance practices. As part of our ongoing ESG efforts, Infosys is proud to be carbon-neutral in 2020, 30 years ahead of 2050, the timeline set by the Paris Agreement. We also articulated the Infosys ESG Vision for 2030 as we continued to balance success as a business with unwavering focus on exemplary governance and responsiveness to the needs of our ecology and society.

We expanded our financial commitment towards COVID-19 relief to Rs 200 crore supporting community efforts around us in India. For our employees in India and their families, we have set up vaccination centers at our campuses and COVID-19 care centers across locations; collaborated with hospitals and ambulance services; facilitated access to oxygen and medicines; and deepened employee support. Globally, we implemented more than 900 employee wellbeing initiatives to help them better manage these trying times.

Over the last three and a half years, we have built a highly credible market position for ourselves as the global digital services and consulting provider of choice for enterprises. While the pandemic put this to a test, the results we delivered, the resilience we have displayed and the brand strength that we have accrued clearly shows how well-placed we are to thrive and to help our clients thrive in challenging but exciting digital-first markets. At the same time, on behalf of the Board, I want to assure you all that we will not rest on our laurels. On the contrary, we will seize the moment to build on this head start to expand our market share further as we serve global enterprises in their digital acceleration journey.

We are deeply grateful to our employees for their unstinting efforts and dedication in putting our clients above and over their personal travails. Their grace and fortitude make us proud. We share credit for our performance over the past year with them, our clients, co-founders and governments of the several countries and states that we operate in. It is all of their generous support and guidance that shines the light on the path forward. As ever, I am indebted to our shareholders who join us in looking forward to a brighter future. Thank you.

I now request Salil, CEO and MD, to address the shareholders.

Salil Parekh

Thank you Nandan. Good afternoon to all our shareholders joining us for this session. Over the next several minutes, I want to share with you what a remarkable year we've had in the last financial year, a year that would have been impossible to foresee or plan for. And yet, the Company and its employees have delivered enormously well, for all the stakeholders, clients, shareholders, the community, the employees all around the world.

At the start, I just want to make sure that the Safe Harbor material is documented and well-shared.

We had an incredible year in terms of growth in the financial year that ended in March. We had 5%, constant currency growth in a year, where we could see there were tremendous challenges in how delivery was working, our clients were building on their transformation. And yet, Infosys managed to deliver this industry-leading growth for that financial. Our operating margin was 24.5%. Our digital revenue itself grew at just over 29%. And remarkably, now it's at just over 51% of our total revenue in the fourth quarter. And we've had a large number of deals which are digital transformation deals, totaling over 14 billion.

One of the great stories for us in terms of how we are working with clients has been the way our large deals have expanded over the last few years. As you can see, in the chart, we started a large deals program in financial year 2018 with a value of 3 billion, and each year, we managed to make much more impact. Part of the reason being the capabilities that we are building, and our ability to bring all of those capabilities together for our clients, which results in these large deals. And in financial year 21, 66% of these deals were what we call net new, giving us an incredible foundation for what we can do going ahead.

Two really strategic partnerships emerged in the last financial year. These were announcements that were made by our clients and by the Company. But just to share with you, with Vanguard, a US mutual fund Company, one of the leading asset management companies in the world, we are supporting them in their digital transformation of their defined contribution record-keeping business. And with Daimler, one of the leading automotive companies from Europe, we are supporting them in their hybrid cloud journey, and really becoming a true partner for cloud transformation for the future.

We also put a lot of attention within the business over the past few years, on making sure that we add large partnerships with our clients. And one of the metrics that gives this real credence is the fact that the number of clients where we have revenues over 100 million has steadily expanded over those years. We've also spent a lot of time, effort, energy to build capabilities in the digital area. We are launched this digital approach through what we call the Pentagon, which describes the specific elements of the digital areas. And today we have leadership in 48 of those very specific areas that are focused on digital. And it puts us as the leading Company in the world, which is looking at how digital is being developed. Various organizations provide these ratings, and we work very closely to make sure the work that we're doing is well communicated so that we can see the ratings and make our clients can see the capabilities that we are building.

One of the most incredible launches for us in the past year was the launch of Infosys CobaltTM. This is a very advanced cloud capability that we have built, we were the first Company within this industry, internationally, within India, anywhere to launch such a cloud capability. Under the name of CobaltTM, we have in that 200, industry templates, 25,000 different assets that our clients can use, 30 strategic partnerships. Through this, our clients are able to go faster on their cloud journey and reduce the risk of the cloud transformation. We also are a leading Company for artificial intelligence and automation, we have now within the Company assets which can give our clients increased efficiency on their technology estates, and enable them to make those savings which they can then invest into building out their digital programs. An area which I've always shared, and I think our clients know very well has been a tremendous strength of the Company, is our delivery organization. And during COVID, it was especially tested. But we very quickly transitioned to work from home, we had the technology infrastructure which helped us there was a lot of forward planning that was done in prior years not knowing that such an event would happen. But nonetheless, that infrastructure was built, we were able to make sure all of our teams are working remotely under the guidelines of what our clients require, and also under our own guidelines of how agile projects are delivered. And how do we do production support. The fact that we also started the investments in our US localization gave us an advantage in being more ready when this situation happened, where travel was restricted. And of course, we saw even during the second wave that the Company has been able to be extremely resilient that we saw in India and make sure that the client delivery has been fulfilled well. And it's really incredible to see the leadership all across the Company, which was focused, essentially with the employees’ safety and wellbeing and for the clients in the service delivery.

I also want to call out what has been an incredible contribution from our employees. The employees of the Company, as you can imagine, all of us have gone through such a year, I've been working in an environment, which is not an environment anyone was familiar with. In this environment, some with situations where COVID was affecting the families, sometimes people they knew, everyone has worked with a real dedication, real commitment. And there are so many examples within the Infosys Company, within all of our employees, which have made real heartwarming contributions to what has gone on for the Company and for the clients. I've had a number of messages and discussions with clients where they've told me about what our teams have done. So for me, it's really a big thank you and a lot of respect for how our employees have been resilient and stood this real test in the previous financial year.

The Company has also done a tremendous amount of work to support our employees during COVID. The first and important criteria which the Board of Directors agreed very early on, in March of last year, as this was developing, was that the safety and wellbeing of employees was the primary attention. We've also made sure, in addition to the physical wellness, we've looked at emotional wellness, this is a time which has been quite different from any other time. And in many ways, with the human connect being reduced, you are making sure that we did everything we could to support our employees in terms of emotional wellness. On the physical wellness, we've tied up with over 1,500 hospitals across India, and several areas of support outside India. We've also set up vaccination facilities on all our campuses, but also in a location, other cities where we don't have campuses where some of the employees are with local hospitals and other vaccination centers. All of this is to make sure that everything that we could do in supporting our employees we have done, and we will continue to do that in the coming weeks and months ahead.

Then I move to a very strong financial performance. In every metric, if you look at revenue, profit, net profit, earnings per share, cash flow, we've had very strong growth. And this sort of growth is a reflection of the work that has gone on across the Company. For example, in the cash flow, to just pick one area, we've been extremely focused on making sure that we are working with clients on collections, but also much more efficient in making sure we're using capex judiciously so that our free cash flows are looking stronger. So we are extremely proud of this sort of a financial performance. The balance sheet of the Company is very strong. It's debt-free, and it's liquid. And that's how we want to keep this balance sheet. It's a pristine balance sheet, perhaps one of the best balance sheets that we can see anywhere in the corporate world. We've also committed to return cash to shareholders, we've done 50,000 crores over three years. There are different methods we've used, as you know. Well, in the last year, we’ve used the buyback and dividend. In previous years, we used other methods. And we remain committed to our goal of returning 85% to our shareholders over a five-year period. And that's the approach we've taken to balance all of these factors.

We've also been focused on bringing in new acquisitions. These have been small, strategic acquisitions in the digital and product engineering space. We've been extremely focused on culturally how they will fit in, and also making sure that from a valuation perspective, they will be accretive for the Company and for the shareholders. And focus on how these will be integrated into the Company, who within the Company takes ownership and responsibility to integrate and scale them up. With that, we had four good acquisitions – Service Now is a good area for growth, Adobe is a good area for growth. And these are the ways that we look in the market as we look at acquisitions for the future as well.

We have been recognized across the Board with some really pathbreaking awards, for example, the world's most ethical Company, one of the best employers, leader in various dimensions of digital. And so these are things that the broader market can see with the Company and such recognition is a reflection of the dedication of the employees and the trust that the clients have in what we are doing.

One of the areas we've taken a step up in this past year is ESG where already the Company over the last 20 years has been doing a lot of work. We've been carbon-neutral well ahead of any global guidelines, but we've now put new goals for the year 2030 in each of the areas – environment, social and governance – and we now put in place a dedicated approach to make sure that as the Company has done in the past, those goals are something that we achieve on the track that we put for ourselves. The Company prides itself on the heritage of sustainability and what is now called ESG. And we want to continue to be the leader in this space. We see that with this sort of launch, we are well ahead of any of the peers that we know in how we are thinking about ESG, and how we want to make sure that we demonstrate the commitment, or what we can do within the Company.

We've also been extremely active through the Infosys foundation’s tireless work and the work across the Company, both in India and outside India, to support the communities in this extremely difficult year. We made a commitment in terms of contribution of 200 crores, and we also helped in medical equipment, in oxygen and ambulances, we’ve helped in supporting where broader communities can get support, on COVID care centers, hospitalization, and of course, our employees are contributing to this effort, because of their own thoughts on how they want to help the communities that everyone is living in.

In terms of shareholder returns, it’s been quite a strong year, as you can see both from share price increase and dividend, to give us a very good total shareholder return, reflecting in the way the Company has performed. And then, if you look at the total shareholder return over the last three odd years, there also we're leading among many of the peers that we look at across the Board.

It then brings me to what really, I feel is the key ingredient of why all this is happening. It's something which inside the Company we call “One Infosys”. And what it really tries to do is bringing all of our leadership together, bringing all of our departments together, bringing all of our service lines together, making sure that we are working within the Company with no boundaries, but for the benefit of our clients in what they are looking for. And that has multiplied exponentially the power of Infosys because all of the ingredients are fully aligned in serving the clients. And that, to me, is a unique characteristic, which we feel, in fact, is the leading characteristic of how everything comes together to help our clients. So this discipline, strategy, execution has delivered us good results, and we feel we are now well-positioned in a way that we were not in the past, for taking more advantage of where our clients are going with their digital and cloud work. So that leads us to the guidance, which is a very strong guidance. This is essentially, if I look around from what we've seen, the fastest growing organic growth business that we can think of, at this scale, 12 to 14% growth, with a very strong operating discipline, a high margin business, a 22 to 24% operating margin, and a very disciplined execution through delivery of that.

So in conclusion, we really had a year which was, in many ways, difficult, but in many ways, extremely positive. We were focused first and foremost on the safety and wellbeing of our employees. We then created industry-leading growth. We closed the year with a very strong outlook for the next financial year. And we are all working together as One Infosys, which is a key ingredient for how we will continue to look at the future. So thank you to all of you as shareholders and a huge thank you to our Board of Directors for their constant guidance and support and through some difficult times helping the management and myself and all of our teams navigate those times with calm and also with a clear vision. So thank you for all of that and we look forward to an extremely successful financial year 22. With that, back to you, Nandan.

Nandan Nilekani

Thank you Salil for a phenomenal job. I now request Manikantha, Company Secretary, to provide a summary of the auditor's report.

A.G.S. Manikantha

The statutory auditors Deloitte Haskins and Sells LLP and the secretarial auditor Parameshwar G. Hegde, have expressed unqualified opinion in their respective audit reports for the financial year 2020-21. There were no qualifications, observations or adverse comments on the financial statements and on matters which have any material impact on the functioning of the Company. The statutory auditor's report on the standalone and consolidated financial statements respectively, are available on page numbers 149 and 213 of the Annual Report. The secretarial auditor's report is enclosed as Annexure 5 to the Board's report on page number 51 of the Annual Report. Thank you.

Nandan Nilekani

Thank you, Manikantha. As the Notice is already circulated to all the members, I take the Notice convening the meeting as read. Before we proceed, I'm pleased to bring to your Notice that as required under the Companies Act, 2013, the Company has provided you the facility to cast your vote electronically on all resolutions set forth in the Notice. Members who have not cast their vote electronically but are participating in this meeting will have an opportunity to cast their vote through the e-voting system provided by NSDL. Members may please note that there will be no voting by show of hands. We now take up the resolutions as set forth in the Notice. We will open the floor for any questions by members after all the resolutions are tabled.

Item No. 1 of the Notice: Adoption of the financial statements. The financial statements of the Company, including the consolidated financial statements for the financial year ending March 31, 2021, including the reports of the Board of Directors and the auditors, have already been provided to the members.

Item No. 2 of the Notice: Declaration of dividend. The Board has recommended a final dividend of Rs.15 per share. You would recall that an interim dividend of Rs.12 per share has already been paid for the financial year ended March 31, 2021. That dividend amount, including the interim, will be Rs. 27 per equity share.

Item No. 3 of the Notice: To appoint a director in place of U.B. Pravin Rao, who retires by rotation and being eligible seeks reappointment.

Item No. 4 the Notice: Approval for the buyback of equity shares of the Company.

Item No. 5 of the Notice: Reappointment of Michael Gibbs as an independent director.

Item No. 6 of the Notice: Appointment of Bobby Parikh as an independent director.

Item No. 7 of the Notice: Appointment of Chitra Nayak as an independent director.

Item No. 8 of the Notice: Approval for changing the terms of remuneration of U.B. Pravin Rao, Chief Operating Officer and Whole-time director.

The text of the resolutions, along with explanatory statement, is provided in the Notice circulated to the members. If any member desires to ask any question pertaining to any item in the Notice, he/ she may do so now. Members are requested to keep the questions brief and specific. To avoid repetition, the answers to all the questions will be provided towards the end. Members may also note that the Company reserves the right to limit the number of members asking questions depending on the availability of time. While members are queuing up to ask questions, may I request the team to play short videos on our ESG vision, Choose to Challenge – an initiative on inclusion and diversity, and Infosys at Roland Garros 2021.

[Infosys ESG Vision video plays]

[Infosys Choose to Challenge video plays]

[Infosys at Roland Garros 2021 video plays]

Audio and video questions

A.G.S. Manikantha

Dear shareholders, thank you for joining our 40th AGM today and for taking time to participate in the proceedings. Before we go live with the Q&A, here are some points to note for your convenience. Kindly unmute yourself and proceed to ask the question when you are projected on the broadcast screen. Please mention your name, folio number and the location from where you are joining. Each shareholder will have two minutes for their questions. To avoid repetition, the Board will respond to all the questions at the end. Once you have asked your question, you can switch to watch the proceedings. The Board will be taking questions from shareholders in two to three sets, depending on the number of questions on the video. Members may note that this meeting is recorded, please do not disclose any sensitive personal information or personally identifiable information belonging to you or any other person that has no bearing on this meeting.

Now, I request the first shareholder, Mr. Vinay, kindly go ahead and ask your question.

Vinay C.S.

Thanks, Manikantha. Good evening to the Board of directors, fellow shareholders and the fellow speakers. I am Vinay C.S. from Bangalore, my DP ID is IN30290241501777. I would like to congratulate the Board and the management and the employees and the consultants of the Company for an outstanding financial performance in a very challenging year. And the Company has really performed on the revenue front. I congratulate the Company for reaching one lakh crore in top line and the operating margins have done very well. And the digital revenues as a percentage of the overall revenue has gone up. It is a significant achievement for the Company. And I really praise the Board and the employees for managing such a wonderful performance. And also, the Company has consciously appointed an ESG committee in the year which is very commendable for an IT Company. And now, coming to the revenue in the operational mix, we are very happy to know that the Company has performed well on all fronts, all revenue segments and all geographical segments and especially in the US and Europe and also the India Business has gone up by 22% year on year. Although it is from a minuscule base, I hope the growth trajectory will remain the same and Infosys will be committed to India, to digitizing India and its various companies and government institutions and government websites. So, I really request the Company to disclose their growth plans on the India Business front. I also request the Company to look into and explore a method in which such Indian businesses could be taken on a larger scale. I mean India has – we can have a separate subsidiary for Indian businesses, with a separate set of skilled people who can handle the Indian scenario, Indian work environment very well. And one request is, while very clearly it has been stated, what is the segment-wise revenue, I would request the Company, if possible, to provide the total market in each of these segments like BFSI, Retail, Life cycle businesses, what is the total revenue – total estimated market – and where are we standing in terms of percentage? On the employment front, it is great to know about the training given to the employees and the retraining and the training opportunities available to the employee. And what I request as a clarification is that NASSCOM and the software industry is stating that by 2025, there'll be a lot of job losses in terms of automation. So how does the Company plan to deal with these things moving into the future? How does the Company plan to deal with these things? Because it shouldn't become a social problem at the end of the day. So–

A.G.S. Manikantha

Thank you, Vinay. We have noted your questions.

Can we move to the next shareholder? Mr. Anil Agrawal, kindly go ahead and ask your question. Kindly unmute yourself.

Anil Agrawal

Yeah. Am I audible?

A.G.S. Manikantha

Yes, you are audible. Kindly go ahead and ask your question.

Anil Agrawal

Okay. Good evening, everybody. I'm Anil Agrawal from Jabalpur. My DP ID is IN30133021043128. And I really feel to be a proud shareholder of this esteemed and most ethical Company and it was a long journey and really congratulate the management under the leadership of Nandan Nilekani ji and Salil Parekh ji to perform the best out of this – especially the difficult era. Sir, the question which I wish to put forth before the management is, in the Annual Report page 266, it has been mentioned that the Company has a performance obligation of around 69,890 crore, which is subject to materialize on the contract terms…matlab that contract can be terminated or contract penalty can be levied, but this 69890 crores is a performance obligation which the Company has to better by next year and by another year. My question here is, what is the management plan and prospects to see that these receipts will be materialized. Second question is regarding page 273 in contingent liability columns. It has been mentioned that there is an income tax matter of around 3462 crores pending. Now, my question is whether the Company has approved under Vivad se Vishwas scheme offered by government of India. If not, does the Company feel that the case can be litigated and in the favor of the Company and why not if we had ever approached under this scheme and removed those contingent liabilities? So, with these two questions, I again congratulate the management and just finish my words with the inspirational saying of in Hindi, which I always remember when I read about Infosys, when I always as a proud shareholder… that kaun kehta hai aasmaan mein suraakh nahin hota, zara patthar to aasmaan mein uchhalo tabiyat se yaaron [“Who says the sky doesn’t have a crack in it? Have you tried throwing a stone with full gusto?”]. Thank you. Thank you. Thank you.

A.G.S. Manikantha

Thank you, Mr. Anil. We will move to the next shareholder, Varun Dambal. Varun, kindly go ahead and ask your question.

Varun Dambal

Yes, sir. I am Varun Dambal. I am from Bangalore. And my client ID is 16175889, that is NSDL. I have only one specific question. I was going through the Annual Report. But the Annual Report does not contain the list of Infosys global offices. Every year, we used to see the list of offices published in the Annual Report. But this year, we don't see the list. So that's the only thing I want to know, why it has been omitted. Thank you.

A.G.S. Manikantha

Thank you, Mr. Varun. We'll move to the next shareholder, Mr. Sadananda Shastry. Sir, kindly go ahead and ask your question.

Sadananda Shastry

Is it audible?

A.G.S. Manikantha

Yes, sir, we can hear you.

Sadananda Shastry

Can I start?

A.G.S. Manikantha

Yes, sir, please start.

Sadananda Shastry

Okay, good evening, I'm Sadananda Shastry, from Bangalore. My number is 11702201. Sir, I already expressed that this virtual meeting is waste, neither we can properly approach you, nor you can reach us. Last year, you did not answer any questions and skipped off saying that there is no specific question. Each question pertains to the Chairman only. Secondly, coming to the report, page number 11, you have said that for COVID relief, you have spent 200 crores for the healthcare of the employees who are backbone of Company. Company has done a good thing as how our Dr. Kiran Mazumdar-Shaw advised the central government to vaccinate the taxpayers first. Similarly, I suggest to extend your some care to shareholders also.

So page number 27, Board’s report, one should appreciate that even in a pandemic period, the Company's growth margin is good. As per page number 29, please clarify how selling and marketing expenses are reduced by 84 crores. Why can't the Company continue the same trend in the coming years. Again, in the revenue distribution among the countries in the rest of the world, that is as per your graph, what is the portion of our enemy country China?

Page number 39, among 83 subsidiaries, item number 20, title number 10, Shanghai incurred a loss of 98 crores. Likewise, Panaya 28 crores, Kallidus by 107 crores and others by 1,737, etc. What step the Company's taken to cut short the loss.

Page number 36, remuneration details shows chairman is very poor, but the CEO is a very rich. Chairman is comfortable Salil Parekh is expensive for the Company. Last year also, I raised this question, but you ignored it you did not answer. It is peculiar to note that the CEOs of the IT companies are competing amongst themselves. 50 crores of remuneration is too high, when the Company's results are not crossing four digits even. On one side, IT companies are announcing layoffs for 30 lakh employees, one on the other hand pay cut to poor, and abnormal increase with a huge package to a single person. You can review it in the interest of the Company and the investors. And there is a strong rumor that I want to know that Salil Parekh is going out of the Company, you please let us know.

Sir, page number 141, unclaimed dividends increasing maximum. During 2017-18 which shows that it’s 5.20 crores, and other years also are in crores. Unclaimed dividend is the investors’ money. Moreover, 87% of the shareholders or demat holders… it will not be much a problem to the Company to pay them instead of crediting

A.G.S. Manikantha

Mr. Sadananda Shastry…

Sadananda Shastry

Only three are there… On page number 146, that is SBS, that is, standalone balance sheet, property plant and equipment decreased by 100 crores but the depreciation is increased by 200 crores. What is the reason? Page number 204, related parties what is the fate of Infosys China and Infosys Shanghai at present?

Page number 211, that is CBS, that is consolidated balance sheet, here also the plant and machinery increased by just 130 crores but depreciation increased 347 crores. How do you justify it?

Page 222, the Company has not transferred any reserves, but how other equity is increased by 11,000 crores compared to the last year? Please clarify. Lastly, lastly, as far as the CSR is concerned, I cannot comment because Kiran Mazumdar-Shaw is CSR Committee Chairman. Thank you very much. See you in Christ college next year. Thank you very much.

A.G.S. Manikantha

Thank you, Mr. Sadananda Shastry. Can we move to the next shareholder? Next? This is an audio question. Mrs. Patel, kindly unmute yourself and ask your question.

Hutokshi Sam Patel

Hello. A very good afternoon to all of you. I'm Mrs. Patel here. Thank you for giving me this opportunity to speak. I'll come straight to the questions. I have gone through your annual return. I noticed that all the directors were present at the Board meetings, committee meetings. It is very rarely… that not even one of your directors was absent. It speaks volumes about your Company and good corporate governance. immaculate planning of secretarial team. I congratulate Mr. Manikantha on that. A very capable company secretary. All the directors are very committed and involved in the growth of the Company.

My second question. Sir, your ESG plan… your ESG vision for 2013, along with Annexure 7 of the Board's report. It is very informative. We will surely be in focus of the ESG funds going ahead. Congratulations to Infosys steam for being carbon neutral. And I also congratulate the Company for the launch of Infosys Cobalt cloud with a capacity of 200 industry templates. Congratulation to all the employees. I am thankful to Madam Mazumdar-Shaw. Under her guidance, we shall achieve this vision 2030 before 2028, I am sure, Mrs. Mazumdar, a very capable lady. I congratulate the Company on achieving a revenue of one lakh crore. Hard work of every Infosys employee has paid off. It is observed that the utilization of 84.7%, excluding the trainees, on page 27 of the Annual Report. What does this mean? Is it that there are 15%-plus employees not being utilized at all and why then are we increasing the number of employees?

Next question, when the Company is a debt-free Company, why is there a finance cost? What are the reasons for 195 crore expense? How will the Company further utilize the cash and cash equivalent on its books? Will the dividend payout ratio increase from 60 to 70%? of the total of 52.83 million square feet office area, how much percentage or square feet we have rented and how much is owned by us? Would you please know some light?

Infosys BPO America LLC and Infosys technologies Shanghai, both are in losses. Any reasons for that? When can it become profitable? How have we performed in China vis-à-vis 2019 and 2020 and 2021?

A.G.S. Manikantha

Mrs. Patel, can you wrap up your question please?

Hutokshi Sam Patel

Yeah, sure. Sir, just two minutes please, if you don't mind. Do we hold a margin of safety – any currency like US dollars or euro or pounds? Or we purely use the hedging only to safeguard the forex fluctuations? Infosys provides loans to its employees, that's a very good thing, a very good thing. Can I get the details on the same as to what is the policy in terms of the loan, please? Do we provide any provisions for receivables from our clients? If so, what is the amount? Do we do any write-off from the non-payment? If so, how much is the amount? Thank you very much for a patient hearing, for giving me the good opportunity to ask questions. Hope my questions are answered. And I wish every employee of the Company for giving us a good dividend. Your buyback shares also, I'm thankful for it. And you have hit an all-time high of 1515. I wish growth and success to every employee and to our Infosys. Stay healthy, all the best from Mrs. Patel.

A.G.S. Manikantha

Thank you, Mrs. Patel. Can we move to the next shareholder please? Mr. Shrenik Mehta. Sir, kindly go ahead and ask your question.

Shrenik Mehta

My beloved Chairman Nandan Nilekani, Mr. Salil Parekh, MD and CEO, Chief Operating Officer, Mr. U.B. Pravin Rao, our chief financial officer Mr. Nilanjan Roy, our Company Secretary Mr. Manikantha and his team. His team who has helped me to join today's meeting. First of all, my name Shrenik Mehta, senior citizen from the port city of Jamnagar, Gujarat. Since last 25 years, I am a shareholder of the Company. And as a shareholder, our wealth has increased a lot. So I'm thankful to the chairman, MD and the Board of Directors. Mr. Nilekani, I would like to let you know, on 24th August, 2017, you again joined as the chairman of our Company, if I'm wrong, please correct me. On that day, our market capitalization was 1,80,000 crore and after four years of time, the market capitalization of our Company has gone up to 5,80,000 crore, so Mr. Nilekani, Mr. Parekh, and the whole team, I congratulate you for the result, year ended 31st March, 2021. I have nothing to say because I'm a student of law and commerce and I am not the person of IT. So I don't know much about cloud computing or artificial intelligence. And hereby it will be my mistake if I don't remember our founder chairman Mr. N.R. Narayana Murthy. in our share market there is a saying that Mr. Narayana Murthy is the father of corporate governance in India, but I can rectify it, Mr. Narayana Murthy would be a great grandfather of corporate governance in India by installing good corporate governance in the process.

Now let sir There are eight agenda today. I voted for seven agenda in favor. Only I have a difference of opinion with you regarding agenda number four. Our Company has decided to return back 85% of our net profit to shareholders. I appreciate this very much. But sir, if you pay just dividends, it will be beneficial for shares, but if you go for buyback, no problem, 9200 crore is the buyback size. Plus sir, you've to pay 22.5% by way of buyback tax which will go to the government. It will be a loss of the Company as well as a loss of the shareholder. So, in my humble opinion, either you should go full dividend by 85% or if you intend to go for buybacks, it should be through tender only, not by a market option. Sir, we as a minority shareholder…

A.G.S. Manikantha

Mr. Shrenik Mehta, may I request you to kindly wrap up your question.

Shrenik Mehta

Yes, it is my humble suggestion, Mr. Nandan Nilekani not to go for open market operation buyback. If our Company wants to go, please opt for tender route option. So, we can directly get benefit and buyback tax will be paid by the Company. So, whatever is profit, we are getting as shareholders. It will be income tax free in the hands of our shareholders. So, that is my humble request not to go for open market option for buyback of 9,200 crore and…

A.G.S. Manikantha

Thank you, Mr. Mehta. Can we move to the next shareholder? Mr. Nachiappan. Sir, kindly go ahead and ask your question.

N. Nachiappan

Yes. Good evening, Chairman and all Board members. Myself Nachiappan from Chennai. First, My congratulations to Infosys team for crossing consolidated revenue of rupees one lakh crore and for achieving carbon-neutral status 30 years ahead of target year. My question sir, I understood from Annual Report that 97% of employees are working from home. Is there any cost saving because of this? If so, how much? The next question – R&D expenditure is Rs. 512 crores for the financial year 2020-21. What are R&D’s major contributions in enhancing the operational efficiency of Infosys? Next question, observed from pages 42-43 of Annual Report that a few overseas subsidiary companies are incurring losses. What is the management’s view on this? My next question is, how many MSME vendors or service providers were encased and encouraged by Infosys. That's all from my side. Thanks for the opportunity given. All the best and take care.

A.G.S. Manikantha

Thank you, Mr. Nachiappan. Can we move to the next shareholder? Bimal Bhatt, sir, kindly go ahead and ask your question.

Bimal Bhatt

Honorable Chairman, respected Board members, key managerial personnel, senior management, and my dear colleagues. Thank you very much for allowing me to share some of my views. Two days back, I've already shared one of my views, which is with respect to the useful lives of the assets, fixed assets, particularly building. It is difficult for me to accept the useful life of building is 20-25 years. My humble request to the Audit Committee Chairman and the statutory auditor, please revisit this logic. It's difficult for me to accept this. That's all from me. And if the chief finance officer can have a word at a later time, any time, I can share what has happened five years back on this policy when honorable Mr. Kamath was the chairman of our Company, where a Company did change this policy. I will request Mr. Bobby Parikh. We have met once at Vadodara, please look to the depreciation. Thank you very much, it’s always a pleasure to read our report and also share with wherever I do coaching and mentoring. Thank you very much. Have a great day.

A.G.S. Manikantha

Thank you, Mr. Bimal Bhatt. We'll move to the next shareholder, Mr. Reddeppa Gundluru. Kindly go ahead and ask your question, sir.

Reddeppa Gundluru

Yes. Mr. Chairman Nandan Nilekani sir and Mr. Salil Parekh sir, our CEO and MD, and directors on the video conference and my fellow shareholders, good evening, sir. Namaste. Sir, my name is Reddeppa Gundluru and my IDP ID is 19847687. I am from Hyderabad sir. Sir, as a shareholder, we are very happy about our Company’s performance of this financial year 2021. Sir, we are very proud sir. Thank you for an informative presentation and detailed AGM report. It has given us an excellent speech by Mr. Chairman sir and CEO Sir.

Sir, in 2019 physical AGM, what we had as a vision, it was become reality now. So we have 100% faith on you. It was delightful and wonderful experience with nice memorable in that AGM, wonderful interaction with Nandan sir and Salil sir. So, in corporate governance, I wanted to tell this – excellent, world-class governance, like legal, integrated transparency, fairness and Nandan sir’s leadership. So, thank you so much for a smooth function for this Company in your leadership, sir, with Salil sir. Both our leadership are the backbone of this Company's success. Salil sir is a wonderful leader continuing Narayana Murthy's legacy. Sir, I would like to congratulate our chairman and Board of directors for that good shareholders returns for the past three years. The financial condition and crossing the milestone of one crore revenues. It's a wonderful achievement under this great leadership. Thank you so much for a strong financial performance, and operating cost control is fantastic. Thank you for the dividend payout. And cash flow grew by 17%. Digital growth by more than 29%, and $14 billion large deals and the TCV all-time high, sir. All are wonderful achievements. So I'm reducing my speech because there is a lot of achievements under your leadership. So thank you. And also, in our point of view, congratulations, Mr. Chairman, for the many honors we have achieved, both national and international – most ethical company, fastest growing company, and also for global enterprise risk management, and our German brand award, ESG award, and the top employers global 2021 and a great place to work, this Infosys HR award also, so many awards, sir.

A.G.S. Manikantha

Thank you, Mr. Reddeppa, please…

Reddeppa Gundluru

Sir. Yes, sir. I'm concluding. These are wonderful achievements; I want to please…

CSR also sir under the leadership of Sudha Murty ma'am and also Kiran Mazumdar-Shaw’s leadership, our foundation doing wonderful CSR in this COVID-19 relief efforts. More than 200 crore spent, like supporting mass schools, vaccination support, ambulance support, and many more. Healthcare, education and rural development, Infosys foundation USA and Infosys Science Foundation is also wonderful, sir. Thank you so much, sir, please continue for the society. Sir, the Chairman, I have two questions. So I would like to know that what is the Company vision in the coming couple of years. And there are many questions. I'll accept with Manikantha sir, they are available, so no need to… Sir, one more question. What are the trade receivables increase? What is the reason? Please let me know. And what is…

A.G.S. Manikantha

Mr. Reddeppa, we request you to kindly wrap up the question…

Reddeppa Gundluru

Yeah, yes. Thank you, sir. Lastly, what is the major cost in general expenses and what is the Company forex hedging policy? These are my questions, sir. Lastly, I would like to thank the secretarial department, Mr. Manikantha, wonderful support and Rakesh sir and team wonderful services to the Company growth, and also the head of the departments. I would like to congratulate for each and every one. And sir, lastly, I personally believe that our Company will achieve more awards and recognition and Nandan sir’s leadership and Salil sir is there, a wonderful leader. Thank you. Yes, I wish the Board health and happiness to continue. Thank you sir. Thank you.

A.G.S. Manikantha

Thank you, Mr. Reddeppa. Can we move to the next shareholder? Mr. Manoj Kumar, Sir, kindly go ahead and ask your question. Mr. Manoj Kumar?

Manoj Kumar Gupta

Hello, Manoj Gupta from Calcutta, sir. Hello.

A.G.S. Manikantha

Yes, sir. We can hear you. Kindly go ahead and ask your question.

Manoj Kumar Gupta

Good evening, sir. I'm Manoj Gupta from Calcutta. I'm attending this meeting, sir. First of all, thanks to your secretarial department, especially Mr. Rakesh to help me to find this meeting, and thanks to our chairman Mr. Nandan Nilekani. I met him at the Indian Management Association meeting in Calcutta. And when he was the UIDAI Chairman in Delhi, I had met him. Thanks for your duty, sir. What will be the impact of H1B visa after the change of regime in the US. What will be the impact on our Company after the change from Trump to Biden. And what’s the COVID impact on our Company? And sir, what's the situation of work from home, how many employees are working from home as of today? And how many days this scenario will go up to? We can't forget our founders and Narayana Murthy’s contribution in the IT sector. And so I welcome Kiran Mazumdar-Shaw on our Board. She's a very aggressive and very powerful lady in the pharma business. And sir, the Infosys campus should be in the eastern part or north-eastern part of the country. The eastern and north-eastern parts are growing, So you should consider opening one campus in the north-east like Assam Tripura and other parts. I thank Sudha ma’am for the continued CSR under the CSR foundation. Thanks, sir. Thank you.

A.G.S. Manikantha

Thank you, Mr. Manoj. With this, we have come to the end of the first set of questions. Now, we will move to the next set of questions from the next batch of shareholders. Members are requested to keep their questions brief and specific.

We'll move to the next shareholder Mukesh V. Ajmera. Sir, kindly go ahead and ask your question.

Mukesh V. Ajmera

Hello, good afternoon, everybody. Nandan, Salil bhai, Bobby bhai, Yuri Levin, and welcoming the new directors Miss Chitra Naik and Bobby bhai both. And Miss Kiran Shaw, who is there always, who is an inspiration for Infosys since the time she's been on the Board. It has been a very bad year for human history, unlike even 100 years ago, when other pandemics have happened, but then this is the only time due to go global travel that the entire world is in the grip of this. Despite this, the company has done exceedingly well, remarkably well and congratulations to everybody, all the Infoscions or Infoscions, however you call it, and as usual, you're like a ‘sarva gun sampanna’ [complete in itself] company. Like you hear that amongst human beings but amongst the companies, Infosys is the only one that I know of and one other company that I respect is Hero Group. These are the two companies that have got excellent core values through their founding fathers, and their legacy has been carried over successive management teams for several years. And I congratulate everybody, especially Nandan for taking up the leadership when the ship was in rough waters a few years ago.

I would like to, you know, ask a couple of questions about how come the healthcare and Life Sciences is only about 7% of the business when the healthcare is growing by leaps and bounds, not only in India, but even globally and as I understand the percentage of business that comes from India or for Indian companies is hardly about 3%. Of course, it's nice to know that globally, it is doing pretty well. In the US and rest of the world. We are a global company, no doubt. But then India is also like a continent. It has huge opportunities

A.G.S. Manikantha

Hello Mukesh, I request you to kindly wrap up the question.

Mukesh V. Ajmera

Yeah. I would also like to congratulate the Infosys Foundation for a silver jubilee. Mrs. Sudha Murty and also Mr. Narayana Murthy, who has been a mentor for the company, and he has given an excellent foundation to this company and everything looks just about the best and very nice about Infosys. I wish I was working for the company. In fact, I was interviewed by Nandan many years ago in Koramangala. office opposite the police station. Unfortunately, I had to move for other areas due to personal and family commitment. And I wish the company lots of success and things that are pending the visits to the campuses, both in Bangalore and Mysore. For a lot of investors, it's been pending, God willing, if when the times become a little normal, we would definitely like to visit there again. And with the global travels that are being, I have done in 75 countries and also been involved in various you know, management consulting assignments. Since I have so much love for the company, I would like to contribute and get associated with Infosys if possible. I'll meet with you Salil bhai whenever there is an opportunity later on. Please do keep in mind and [audio disturbance] similar to the companies that's why it’s at the core of my heart. Thank you so much.

A.G.S. Manikantha

Thank you. Can we move to the next shareholder? Mr. Dinesh, kindly go ahead and ask your question.

Dinesh Amrutlal Kotecha

Good evening, everybody. I will not go to all the acknowledgments the back-patting that everybody has done. Sir, I will come straight to the questions. In the last 18 months, you know, of the COVID basically how you look at and how have you looked at it and how do you look at the differentiation during disruption of the last 18 months? And you know, how many business contracts got affected do this? I would like to know that. Secondly, how many electoral bonds were purchased during the year? Third, is that you know, now, what is the total direct and indirect COVID and COVID expenses made by the company and what further commitments have been made for the COVID? Fourth is, you know, your distribution earnings per share by earnings, by distribution buybacks or dividend buybacks, special dividends appreciated, all that and a big pat for the directors over collective wisdom displayed. So, I would like to know what crucial commitments remain to be fulfilled in the current year and what is what is left in the current year, and how do you wish to fulfill it? Next year, work from home being very common now, I think 70-80%? I missed your opening remarks because I was on this particular platform and not on your own normal AGM platform. I could not listen to your speech. Work from home, maybe 70-80% in your case, or more physical space now has been vacant, how are you utilizing it, are you giving it on rent for some other income? I would like to know that. Sir, other than that, what is the 2030 aspiration, the strategy to differentiate and what next?

A.G.S. Manikantha

Thank you, Mr. Dinesh. We'll move to the next shareholder, Mr. Balasubramanian.

K. S. Balasubramanian

Yes, sir. Sir, I’m Balasubramanian from Coimbatore speaking. All the ratios, parameters have been highly gratifying, with a total of 2,59,719 employees, and of them human employees constituting 38.6% and 96.5% employees reserved work at home. Sir, what will be the effect of the possible RPA (robotic process automation) in reduction instinct of the employees envisaged in the near future? CSR amount spent was 325.42 crore and transferred the unspent amount that is under Section 135 (5) and (6) had stopped to the benevolent management. Sir, when revenue from Digital Services at 15.5% of total revenue showed growth from 39.2% to what 48.5% core revenue sector showed a negative trend dropped from 60.8% to 55.5%. Why? More light must be shed on the on the collaboration with Archrock, a leading provider of natural gas compressor service in USA, in digital services and mobile tools for the Field Services. Similarly, about the Infosys entering into the three-year technology strategic partnership with the Ronald Garros tennis experience, for which fans, players, coaches and globally with artificial intelligence, big data and analytical mobility, both virtually and in presence. Managing 83 subsidiary companies all over the world is indeed a gigantic task, and you have acquitted very creditably, sir. Dividend liabilities about 85% of the free cash flow, payout percent of the 52.2% and versus 53.5% paid last year, you are paying a total dividend of 27 rupees this year, as against 17.5% last year, but I have a small suggestion to make, sir. Instead of resorting to buyback of 9,700 crores at the maximum rate of 1,750 per share, though it is certainly benefiting the shareholders, you may consider paying a special dividend of say rupees 50 per share, which will be more accepted to the shareholders. The new income tax filing glitches I think would have been solved by this time, my best wishes for still more growth and more prosperity and productivity, and sustainability in the future. Thanking you, sir.

A.G.S. Manikantha

Thank you, Mr. Balasubramanian. Can we move to the next shareholder? Praful?

Praful Chavda

Thank you, sir. Kya meri awaz aa rahi hai, sir?

[Can you hear me, sir?]

A.G.S. Manikantha

Yes, sir.

Praful Chavda

Thank you, sir. Sir, main Praful Chavda, Hyderabad se bol raha hu, sir. Khas kar ke to company ka AGM report [unclear speech] koi important nahi diya usko, barbar dena chahiye tha wo nahi diya, sir. Par sir apna first time one lakh crore ka revenue aya, uske liye nahut bahut shubhkamnayein deta hu, sir. Lekin ab main seedhi baat pe jata hu, CSR me aapne 40 saal se paise invest kiye ja rahe, logo ko kai kai tarike ka benefit milte ja raha hai lekin company ke naam pe koi player taiyyar nahi kiya jo Olympic me jake gold medal, silver ya bronze medal leke aaye, koi aisa player taiyyar nahi kiya hai, sir. To aisa kuch karna chahiye ki wo player ko dhundo, isko aage increase karo, usko pura help karo, usko kapde, shoes, fruits ache se ache deke usko aage badhake Infosys ka player ek gold medal leke aya, 40 saal me nahi hua. 40 saal me aapne kitne logo ko help kiya, kitne log doctor bane, aapke pass kuch records hai kya, kitne doctors bane, kitne army me gaye, kitne IPS officer bane, kitne IAS officers bane, kitne member of Parliament bane, doctor bane. Apka CSR bahut piche chal raha hai, sir, aapka city ke pass jo talab hai, talab deep karaiye jisse saal bhar gaanv walo ko pani milta rahe, nadi pe bandh banaiye, nadi ka pani ruk ke samundar ka pani me na jye, wo bhi kaam aaye. Sir aisa kuch kijiye. Two link diya sir aapne, two link dekh ke humko itna pareshan kiya main last year se sab AGM karte aa raha hu, par apka ye AGM mujhe samajh me nahi aaya, abhi tak dekh raha hu sab log peeche chilla chilla ke bol rahe kya ho raha hai kya ho raha hai to bahut complain aa rahi hai, system kuch change kijiye aur hamare jaise senior citizen ko system samajh me nahi aata hai. Hum aisa chahte hain ki button dabate hi meeting chalu ho jaye. Aisa nahi ho raha hai, sir. Sir, China me apna kitna business hai but China ko aap bypass kar sakte hain kya? Wo peeth ke peeche chura bhokne wali government hai, China aisa hai…

[Thank you, sir. I’m Praful Chavda, speaking from Hyderabad. You didn’t give any importance to the company’s AGM report, you should have. But for the first time, the company revenue has reached Rs. one lakh crore. My best wishes to you. Let me come to the point then. In the past 40 years, you have invested so much in CSR efforts and many people have benefited from them. But you haven’t invested in creating a player from Infosys who can go and win medals in Olympics. It is important that you look for such players, train them, provide them with essentials so that they can win at least one gold medal for Infosys. You have helped so many people in these 40 years, but do you have any record of how many people have become doctors or joined the army or become IPS or IAS officers or members of Parliament? Your CSR efforts are still lagging. You should deepen the lakes near the cities so even the villagers have access to water all year round. You should build dams so the water can be restrained and doesn’t get wasted by flowing into the sea. Sir, you should do something like that. Then you provided two links, which have troubled me a lot. Everyone in the background is shouting, “what’s happening? What’s happening?” I have attended all the previous AGMs, but I can’t understand this year’s AGM. Senior citizens like us cannot understand this system, we need just a button that can start a meeting. Sir, we have so many businesses in China, but can you trust China? It’s a back-stabbing government, China is like…]

A.G.S. Manikantha

Mr. Praful, we request you to kindly wrap up your question.

Praful Chavda

No question, sir. This is the worst, sab se kharab se kharab AGM hai. Dhanywad, sir.

[I have no questions, sir. This is the worst AGM. Thank you, sir.]

A.G.S. Manikantha

We'll move to the next shareholder, Vasudha Vikas. Madam, kindly go ahead and ask your question.

Vasudha Vikas Dakwe

Hello.

A.G.S. Manikantha

We can hear you. We can hear you, madam. Please go ahead and ask a question.

Vasudha Vikas Dakwe

A very good evening to respected Chairperson, Board of Directors, and my fellow shareholders. Myself Vasudha Vikas. I would like to congratulate our company secretary and his team for sending me the soft copy of the report well in advance and guiding me at every step of joining this meeting. Thank you very much, sir. I would like to ask what is our company's policy regarding our current employees, those who are working from home as well as those who are on contract-casual basis? Are you following any law or policy to them? Please throw some light. Secondly, I would like to ask our unclaimed dividend. No doubt our Infosys team head to our shareholders for claiming their dividends, but could it be possible to make more efforts to avoid this unclaimed dividend going to transfer EPF accounts? With this, I support all the reservations. Thank you very much.

A.G.S. Manikantha

Thank you, Ms. Vasudha. We move to the next shareholder, Abhishek Kalra.

Abhishek Kalra

Sir, am I audible?

A.G.S. Manikantha

Yes, please go ahead and ask your question.

Abhishek Kalra

Hi, I’m Abhishek Kalra, a shareholder of the company. My DP ID is IN301637 and client ID is 41359155. First of all, I congratulate the management on the eve of 40th Annual General Body Meeting. Trust all is well with you and your family. In this challenging situation, our company deserves much more respect than the current market cap after completing all the indicator of successful operations, profitability, and becoming one of the strongest brands in our respective segment. Sir, we would like to know whether you see the light at the end of the tunnel and what would be the triggers in the first half and second half? The coronavirus and subsequent lockdowns have left virtually no industry untouched. After the COVID, so any employees we have sacked, hired, salary cut in percentage, if any and what are the new innovations and new launches we have done in the recent times and what is the cost-cutting initiatives are being taken by the management and any salary cut was being done by the management? I would like to know from you, sir. And what is the view of the management going forward sustainable profit earning growth will remain challenging in the coming quarters and what are the management opposed to the working capital, sales ratio, RoC, EBITDA, and interest coverage ratios? Coming to the balance sheets sir, I have noticed two contingent liabilities are there, but I have not noted the page numbers. So, what are the steps being taken by the management to overcome all these contingent liabilities and settled whether are we taking any steps to settle the same through Pradhan Mantri Yojana so that as soon as possible the disputes will be settled. Page number 189, we have brand and marketing expenses of 283 crores being incurred. So, our input is already a leading brand so, why do we incur so much of expenses to promote our brand and in repairs and maintenance, we have been spending 1,000 crores and last year also just nearly 1,000 crores. So, each and every year we are saying 1000 crores towards repairs and maintenance and we already have a very good infrastructure. So, why is there so, much of repairs and maintenance expenses being incurred year-on-year and that is the expected credit? In the same page number 189, we have expected credit that is 152 crores. It includes the impairment loss and so, why we are not able to overcome this loss that is 152 crores and why this credit loss is being expected, I would like to know from you, sir? And what is the lacuna why, why can't we overcome this? I really appreciate very good CSR being done by the management that is 412 crores during the pandemic time and you are supported the society a lot and I would request the management to dedicate as much as CSR towards the COVID pandemic so that the world can get rid of this crisis of this COVID pandemic as soon as possible and situation will normalize. And I would also request the management to at least ensure that they also help the shareholders of the shareholders and are there any of the family members or be affected by COVID and if they are in real need of money for their hospitalization, the company may come forward after verification of the reports and other things. After scrutiny, a shareholder may be awarded the amount through CSR sub. Then there is a grant proposed to transfer CSR assets that is 283 crores. So, what is these 283 crores and where we are going to transfer whereas this has not happened last year? So, kindly give a brief description on that. And then the final questions are, and I would request the management to please give a job opportunity to the shareholders what they do have children who are eligible and equally qualified for the IT sector. A small request from the shareholders may be entertained and the children of the shareholders may be given an opportunity to work with Infosys. Nothing much to answer, I wish the company could astonishing success and prosperity in the coming future. And thank you for giving the opportunity. Hope to see you in the physical AGM next year in 2022. Thank you very much, sir.

A.G.S. Manikantha

Thank you, Mr. Abhishek. Can we move to the next shareholder? Chandravati

Chandravati Gattani

Namaste. Namaste. Say I hope you can hear me. I'll be very fast because we are getting shortage of time. First of all, I'm a very old shareholder of a very good company. Narayan Murthy sir ne bahut kuch kiya hai [Narayan Murthy sir has done a lot], father of this IT generation, I request through this column to give him the Bharat Ratna. Nandan sir and Salil sir namaste, you have done a great thing for us our aadhar card, you’re the father of aadhar card. Mani sir, thank you very much for personally calling me from your busy schedule. Thank you, Rakesh ji for calling me more than 10 times and aapki puri team ko Mani sir [your entire team, Mani sir]. Meri bhateeji Infosys me kaam karti hai [my niece has been working for Infosys] for the last 10 and a half years. She got a very good certificate from the Infosys management and she's so happy. Kiran Mazumdar ma’am, namaste! I am also a shareholder of Biocon, and you are a very great lady, ma'am. I do have two queries. My first query is about income tax. I'm a chartered accountant, income tax portal me government ne kuch blame kiya [the government blamed you]. I know Infosys is a great company. Well, what were the glitches I would like to know? My second query is, there was something in the paper about the insider trading. I would like to know about it. I support all the resolution and Mani sir, sorry and my thank you very much for calling me personally. I hope I have very fast. Thank you so much. Nandan sir, I got a request kindly send me your visiting card. I'm a very big fan of you Nilekani sir. Thank you very much.

A.G.S. Manikantha

Thank you, Mr. Chandravati. I will move to the next shareholder. We are actually joined by two shareholders Sharad Kumar Shah and Surekha Sharad. Please go ahead and ask your questions.

Sharad Kumar Shah

Can you hear me, sir?

A.G.S. Manikantha

Yes, sir. We can hear you. Please go ahead and ask your questions.

Sharad Kumar Shah

Can you see me also?

A.G.S. Manikantha

Yes, we can see you.

Sharad Kumar Shah

Okay, my, what I want to say is that I have seen Nandan Nilekani in [unclear speech], and I asked him two questions. So, first question he replied. Don't ask me the question, ask Modi Baba. Second question was related to him so he cannot say, go to Modi baba. And now what I'm saying whatever my points are there, which I have already two mails I sent in the morning, and I'm very happy for company security, that second mail he has transferred to a tax team, because there is a tax team meeting with Finance Minister next week and the same copy I also forwarded to Finance Minister also. And what senior citizen requires that he should call the he has to say to the finance minister, a copy is also already gone to the finance minister and what I want to report chairman and our MD what they said, they have acquired digital business, but they never said the but what amount they have spent to acquire digital business that I would like to know? And what is very good with this Infosys balance sheet the Board report that is printed page 28-30 page give most of the information and some information which is missing you can add in next year practically in use me every information, but now, what I will do whatever mail I have sent to you, I will not ask all the questions because it takes time, but what is very important to me that definitely I will ask you. My first question is, what is included in cost of sales? Whether the employee salary is included that you are not clarified. So, please do that. And whatever other things you are included that also you should tell me. Next question is sir, the oil companies, the oil price has gone down to minus $40 and now is reached to $70. So, all oil companies made inventory gain in our case, the dollar price has gone up. So, what is the dollar gain, which we are made in this year that you are not specified very clearly. And another thing what we say when we compare all IT companies, you are one of the best companies and what I observed you are earning per share consolidated is 45.61 and it is it is no chance to go up if you don't perform well.

A.G.S. Manikantha

Sir, may I request you to kindly wrap up the question?

Sharad Kumar Shah

Didn’t get what you said?

A.G.S. Manikantha

Sir, can you kindly close your question fast?

Sharad Kumar Shah

Whether should I continue or whether I should not continue?

A.G.S. Manikantha

If you can close it fast.

Sharad Kumar Shah

Yeah, that is okay. I don't have much question, sir. This particularly, earnings per share is very good, but number of shares in our company are very high compared to others. If you compare ITC, ITC has 1200 crore shares. So, his earnings per share comes down. So, nothing to worry we have we have to do lot of efforts because number of years we cannot reduce, number of shareholders can be reduced. Another thing now is the cover page talks about the cloud. And what is yesterday's information? Yesterday's information is our Satya Nadella is now the Chairman and the CEO of Microsoft because in 2013. He started cloud that time, Microsoft price was only $24. Today's price is $250. Now, our Infosys price today is more or less $24, which seven years with this cloud, the price will go to $250 and our Salil Parekh will become a chairman of this company. That is my thinking. And another thing what I'm looking…

A.G.S. Manikantha

Sir, can you please…

Sharad Kumar Shah

I only selected one or two. And last year from last this financial year, our prices increased from 700 to 1500. What I feel personally, the promoters are co-founders holding only 12%. And this is the last opportunity for them to increase their stake and ownership. Yeah, most of most of the questions I asked and rest of the questions you can reply, and Surekha is with me. She will not ask you any questions so that you will be happy. Thank you.

A.G.S. Manikantha

Thank you, Mr. Sharad and Surekha. Then we'll move to the next, we'll move to the next shareholder, Yusuf?

Yusuf Yunus Rangwala

Good evening, sir. Hear my voice? Hello?

A.G.S. Manikantha

Yes, yeah.

Yusuf Yunus Rangwala

I'm very grateful for this and [unclear speech] for giving me a chance and this update Annual General Meeting. So, my good wishes are there. I'm from Bangalore and thanks Pooja madam [unclear speech] for taking the trouble and I'm very thankful in this COVID-19 you have given us the chance. I also thank for the zoom link and a dividend twice fifteen rupees two time which make it to thirty rupees. Sir, about the last bonus it was two years back, sir one to one. So, sir I’ll come directly to the point but market a cutting around 1, 580. It is very excellent sir. One more one more thing sir, in this COVID-19, has all staff taken vaccine, sir? And what is the position of the Bangalore because last Monday's only everything is open it was closed for so many months, so it is open. come in working from home goldish targets I would like to know. Sir, you are having a software in Pune. I would like to see how the software people are working if possible as the COVID-19 is over and one more thing sir, last three years have passed you people got together at Bombay office. Sir, please start so that we can get to you sir. Bangalore is very far in my request. Nothing more to add in this year, one of the excellent companies are in the market our rate market there is information this 2021 is going to be a bonus of using regarding survey and I wish good luck for the company’s future. Good future [ unclear speech] Jai hind! Jai Bharat!

A.G.S. Manikantha

Thank you, Mr. Yousuf. With that we come to the end of the second set of questions.

Santosh Kumar Saraf

Sir, mera naam nahi bulaya? [Sir, you didn’t call my name?]

A.G.S. Manikantha

Now we will come to you, we will move to the next set of questions from the next batch of shareholders. I request the members to keep the questions brief and specific. Can we move to the next shareholder Santosh Kumar Saraf?

Santosh Kumar Saraf

Namaste, sir. Mananiya Adyaksh ji, upasthit shareholder bhaiyon aur beheno. Mera naam Santosh Kumar Saraf aur main asha karta hu ke jitnje bhi hamare stakeholder hain aur jitney bhi log hain sab swasthya honge aur surakshit honge, sir. Sir, do saal se miss kar raha hu Nilekani Saab aapko aur Salil saab ko honor karne ko, sir. COVID ke karan main Bangalore nahi ja saka sir. Sir, ye COVID ka jo impact aur iska affect income pe kam se kam ho aur kaam pe kam se kam ho, ispe kya step uthaya batane ka kasht kariye? Koi job cut kiya ya salary cut kiya uske bare me bhi bataiye? Aur future plan kya hai ye bhi batane ka kasht kariyega, sir? Aur ye IT portal jo apna chal raha hai, main sun nahi paya sahi se aapne kya kaha, par ye IT portal ka problem kab tak lagta hai aapko solve ho jaega? Kya step le rahe hain ye bhi batayein. [Unclear speech] Dusra sir, ye insider log ne kuch ghapla kiya uske liye kya kadam utha rahe hain? Isse company ki bahut badnami hoti hai to kya step liya, sir? Aur main zyada samay nahi lunga. Asha karta hu jab physical meeting hogi to Bangalore jaunga aur aapko honor karunga sir. Salil ji aur Nandan ji ko mera namaskar. Aur bhagwan se prarthana karta hu kea ap sab swasthya rahiye aur surakshit rahiye. Dhanyawad. Jai Bharat! Aur ek cheez sir, mera 18 number pe tha mujhe 23 number pe diya, iska aage se dhyan rakhiye sir.

[Hello, sir, Chairperson and fellow shareholders. My name is Santosh Kumar Saraf and I hope you’re safe and well. Nilekani and Salil sir, I haven’t been able to honor you for two years due to COVID. What steps have you taken to curb the impact of COVID on work and profitability? Were there any job or salary cuts? What are the future plans, please let me know? What are the problems in the IT portal that you have launched and by when do you expect it to be resolved? Another thing, what steps have you taken to curb insider trading problems, please share with us? I won’t take up a lot of time. Once COVID is over, I’ll visit Bangalore to honor you, sir. I pray that everyone stays safe and well. Thank you! Hail India! One more thing, my number was 18 but I was called on 23. Please take care of that next time.]

A.G.S. Manikantha

Thank you, Mr. Santosh. We'll move to the next shareholder. Mr. Dinesh. Kindly go ahead and ask your question sir?

Dinesh Gopaldas Bhatia

Hello. Hello.

A.G.S. Manikantha

Please go ahead and ask your question, sir. Yes, you are audible

Dinesh Gopaldas Bhatia

I am Dinesh Bhatia. My account number is IN300970910003699 and I am speaking from Bombay. First, congratulations to our Chairman and Board of Director and entire team for achieving excellent revenue, achieving excellent revenue last year increasing 10% then last year. Our last year revenue was 90,791 crores, but in this year, it increased by 10% to 1,00,472 crores, it's good. Because of that, in COVID-19 pandemic period, we achieved a profit. Like our last year earnings per share on five rupees share we earned last year 38.97 rupees, but it increased 15% so, it is now 45.61 rupees per share. It shows that you are converting, our team is converting the expenses because of our revenue increased 10% but our earnings per share net profit is increased by 15%. I congrats you and your entire team also for the award achieved for AGM report, page numbers 24 and 25, many awards. For that also I congratulate Chairman and your entire team.

A.G.S. Manikantha

Thank you.

Dinesh Gopaldas Bhatia

Thanks to Chairman and your team for increasing dividend last year. We get 17.50 paisa on five rupees share and it increased by approximately 50%. This year, our dividend, total dividend is 27 rupees on five rupees share. It's a good sign for our company good looking for shareholder also because already we paid interest in turning dividend rupees 12 and a final dividend is 15. It's good for us in such a pandemic here we are achieving good results good dividend. It's thanks to you and your entire team.

A.G.S. Manikantha

Thank you, Mr. Dinesh. I request to kindly wrap up your question.

Dinesh Gopaldas Bhatia

I support all the resolution and one point is that, the CSR, our CSR net profit is 2% on rupees 372 crores and we are expand rupees 325.32 crores. Over and abroad you are showing the CSR activities done 37 lakh 31,471 crores, we expend in foreign for teacher’s training research. I would like to ask you only that India how much amount we spend, and our remaining amount is 49.52 crores for CSR. How and what is your planning for a further year, next year?

A.G.S. Manikantha

Thank you, sir. We have noted your question. We'll move to the next shareholder. Okay, Mr. Hiranand. Please go ahead, sir.

Hiranand Kotwani

Namaskara, sir! We’re top company in technology but the system in this meeting is not good. We're coming to the point of vision and mission. Our company has one lakh crores revenue. Is there any long-term vision and mission for two lakh crores? When we’ll achieve the revenue? Am I audible, sir?

A.G.S. Manikantha

Yes, you are audible. Kindly go ahead.

Hiranand Kotwani

Okay, all the steps. You're taking the healthcare, particularly their blessing in disguise with COVID. One concern is as a minority shareholder, we're earning is more than 97% revenue in dollar term, but not you distribute in dollar terms to the shareholder whatever rate or dollar a piece of vision and mission but was this clear because our revenue is in dollar term. So, you should distribute $1 at least even 15 rupees Indian is not justified as huge amount of salary buyback should we promote market particular for minority shareholders are those who are holding 200 shares. Should we take it by the market, we will see our management was my privilege shareholder, but this is suspension. Please, sir, we are very much trust and our wishes to you, sir. In particular to the sexual harassment cases reported in our organization, how you deal with any fraud from implying how your policies that because there's a finance that should be irregularities and a fraud, how many irregularities and fraud is detected in our organization and how you are dealing with them sexual harassment cases, frauds, and misuse of officially power our human rights violations? And nothing more to add, already so many speaking but I cannot join this AGM. Just one link only. I am sorry to say as a technological company, you should have more than one link. And for a minute even should speak to one day, you should speak with a shareholder. We're ready to invest, how we are going to reward the binary shoulder? This is my concern. But the more to it. Good luck ahead.

A.G.S. Manikantha

Thank you, Mr. Hiranandani. Can we move to the next shareholder? Jaideep Bakshi. Mr. Jaydip kindly ask your question.

Jaydip Bakshi

Good evening, sir. Am I audible?

A.G.S. Manikantha

Yes, sir. You are audible.

Jaydip Bakshi

Good evening Chairman, managing directors and CFO and other Board of directors. Myself, Jaydip Bakshi connecting from Kolkata. Thanks to our company secretary for giving me an opportunity to express my view and to the entire background team for the support and making this 40th AGM through PC a success. Congrats for the growth of 10.7% in these tough times and is in the entire globe is passing and also for the interim dividend of 12 rupees and the final one of 15 rupees. So, in this pandemic period, there is a trend for turn to technology. So, what is our plans for expansion in different market fields in coming years? And what are the business challenges we have faced in this period? Sir, our thought process for data protection in our daily operations and for the clients? Sir, are we into any partner with startups across the globe? Sir, congrats for achieving the carbon neutral and the awards which we have received, and also the entire team for achieving the positive results by putting their best efforts in this period of crisis. CSR has always good as always. Sir, what is our plans for extending health to the next of the cane affected by the COVID-19. So proud to know that our company is associated with the upgradation of the portal for the income tax department. Sir, it understood that there were some initial glitches have we overcome them? Sir, I have full faith in the management and the entire team to carry over our company to our new great heights. And if this video conferences helps us to connect from this, Kolkata, and I request everyone to stay safe. Thank you, sir.

A.G.S. Manikantha

Thank you, Mr. Jaydip Bakshi. We'll move to the next shareholder Mr. Ashit Kumar Pathak. Sir, kindly go ahead and ask your question.

Ashit Kumar Pathak

Yes, sir. Yes, sir.

A.G.S. Manikantha

You’re audible, kindly go ahead.

Ashit Kumar Pathak

Very good afternoon, sir. A very good evening, sir. Very good evening at my best wishes for good health, prosperity, and happiness to respected Chairman, Board of Directors, CEO and the CFO, CEO, Company Secretary, fellow members present at the video conference of 40th AGM of Infosys Limited. My name is Ashit Kumar Pathak from Dumdum, Kolkata. At first, my esteemed gratitude to Mr. A.G.S. Manikantha and the secretarial department for sending me the notice of 40th AGM and the Annual Report for financial year ‘21 very well in advance by email, and gave me opportunities to speak with us interested members speakers most welcome to Mr. Bobby Parekh and Ms. Chetna joining us as Independent Directors to our company's Board and as a minority member expect their enhanced contributions to our company with the sound health and my also best wishes and good health to our Whole-time Director Mr. U.B. Pravin Rao, and thanks for his enhanced contributions to our company and scale up the infrastructure of our company to the pandemic and as a minority member expect is enhanced future contributions to our company after his retirement and thanks to NSDL for reminding us about e-voting by mail. My first questions are in the notice special item resolution for buyback, the stock buyback is the rewarding members also, but full entire share is not great making the benefit. So, it may be rewarded by bonus shares and any future plans, any chance to speed the sales from rupees five to rupees one and present vaccination status about employees and investments of medical and policies and insurance policies to employees and excellent financial performance. And very, very thanks to our company's management team for when the members rewarding the members with dividend better dividend previous year and also debt-free company strong liquidity position and also enhanced financial performance. So, let me speak about the book value and price earnings ratio if possible, and the possible next finance, next annual report less 10 in 10 years financial data so that we can study how our company is going to enhance financial performance. Sir, thanks to our respected Chairman voluntarily chose not received any remuneration from our company. And I always respect his noble contributions to our company and long term he is associated to our company and thanks our company management to become a carbon neutral happy years ahead up global targets and Institute ECG Committee from 14th April 2021. Some strategies and roadmap next coming financial year also cost control strategies the business that is enhancing market share with digital ecosystems with new products COBOL PL and cloud solutions navigating clarity. Mostly cyber secure securities which is very most important in digital ecosystem where many incidents are happening due to cyber security follow and also cyber espionage also China, from China, and while the China is also one of subsidiaries there and also a port 71 Pro against 94 mentioned in the annual report, sir.

A.G.S. Manikantha

Sir, we request you to kindly wrap up your question.

Ashit Kumar Pathak

Finally my only two question any chance to create Singapore subsidiary because Singapore is blooming does not have maybe enough talent to creating demands for tech talent specialty professionals and niche skills for cloud and AI and data analytics and pin 74 said about credit loss mentioned if mentioned answer about physical shares some outstanding and 100% for dematerialization and also in lastly 170 page mention, 1,226 for investment in liquid mutual fund also submit to it to make it better to short term bank loans. Finally, because the rupee is falling and our performance will be enhanced better in US market, I think so far and God bless them to Infosys Limited, sir. Thank you, sir.

A.G.S. Manikantha

Thank you, Mr. Ashit. We'll move to the next shareholder Chetan Chadha.

Chetan Chadha

Can you hear me, sir?

A.G.S. Manikantha

Kindly go ahead.

Chetan Chadha

Thank you. Thank you, sir. Thank you for the opportunity on this portal now. This is our 40th Annual General Meeting. And I don't want to repeat any question who asked other shareholders? I want to ask only a few questions. Sir, main aapse kuch queries jo hain wo solve karna chahta tha aur kuch reviews dena chahta tha ki jo humne is saal is pandemic situation me itne mushkilo ka saamna kiya hai uske andar kya hum aage bhi work from home ko continue karenge? The second thing is that ke humlogo ne jo shareholders ko jo Annual Report bheji hai usme speaker ko jo join karane ke liye link hai uske liye tareeka hai, wo kahin pe bhi mention nahi kiya hai. Maine pura Annual Report read kiya hai aur uske andar notice bhi ache se read kiya hai lekin uske liye maine secretarial department ko mail bheji thi, unhone reply kiya uske liye main thankful hu. Lekin jo other shareholder hain wo is tarah se nahi pahuchte hain to aapko jo rules the wo follow karne chahiye aur notice ke andar apko link ki details deni chahiye. Second thing is that jo sir is saal humne dividend ko badhakar rupees 27.50 kiya wo bahut hi badhiya hai aur ye minority shareholder ke liye ye fund kabhi badi cheez hai. Sir, main management se ye baat janna chahta hu ke pichle saal humne 1:1 ka bonus diya tha jiske bawjud sir kafi high price pe share lekar baitha hu. Jo last year humne 1:1 ka bonus diya tha wo bahut hi badhiya baat thi aaj hamara price aur hamari company ki growth badhna shuru huyi hai uske bawjud company share buyback ki baat soch rahi hai jo management kia chi soch hai aur wo aisa sochti hai ki price apne ap se decide na kar ke market price pe evaluate karke use market se uthayegi. Sir, is baat ko dekhte huye kya aapko nahi lagta ki market ki volatility me aap jab share ko market se uthayenge to use market me panic create ho jata hai. Ya to share ka price bilkul high ho jaega use jo stability hai wo nahi rahegi. Sir, uske bawjud hum ye soch rahe hain ki buyback ki price bhi humne kuch khas decide nahi ki hai.

[Sir, I just want to know a few things and provide some reviews. I wanted to ask since we have suffered so much during the pandemic, will work from home continue? The second thing, the link for shareholders to join in the Annual Report is a good idea but the details about how to join wasn't provided. I read the entire report and the notice but couldn't find the procedure. I wrote a mail to the secretarial department and got a prompt answer for which I'm thankful. But not most people would know how to go about it. You should provide the details of the link in the notice. Second thing sir, the decision to increase the dividend to rupees 27.50 was good and for a minority shareholder this is a huge deal. Sir, I want to know even after providing 1:1 bonus last year, we're still sitting with highly priced shares since last 10 years. The company's decision to buyback at market is also a good idea but in a volatile market, it may also create panic. As the share prices will go up, there will be no stability. Despite that, we haven't decided anything about the buyback price.]

A.G.S. Manikantha

Mr. Chetan, we request you to kindly wrap up your question. If you can kindly wrap up your question.

Chetan Chadha

Okay, sir. I am over my questions and shortly. Main ye janna chahta hu ki kya management ne koi price decide ki hai? Thoda sa uske bare me hume disclose kar de.

[I just want to know if the management has decided anything about the price. If they can shed some light on it.]

A.G.S. Manikantha

Thank you, sir, can we move to the next shareholder? Kaushik? Kindly go ahead and ask your question.

Kaushik Shaukar

Good afternoon, sir. At the outset, let me introduce myself as Kaushik Shaukar from Mumbai. My number is IN30154918690797. Professionally, I am a chartered accountant, medically I suffer from dystonia. In simple terms. 55% of my body is perished. And this pattern, my right hand, my right leg and a bit of speech. I have not, however, treated this as the hindrances. As I have mentioned before, despite my medical condition, I have successfully compared my chartered accountancy course, as I strongly believe that I'm self-reliant and self-dependent. I admire the virtues of impulses that share the same principle of making people self-reliant through your ongoing and continuous philanthropic work you have made and are making a positive change in the society. Due to offer said I previously approach in process to work in the certification area. Unfortunately, that has not progressed. I would therefore like to use this forum to reach out to you and explore avenues where we could work together. I'm confident that you will find my professional acumen a value-add to your organization and will empathize with my condition and support me with certification work. I would like to take the opportunity to thank the Board of Directors for giving me the opportunity to speak and also ending this patiently. Before I end my speech I would like to do special thanks to Mr. Mani, Mr. Rakesh from Legal for, for taking the efforts and making this event possible for me. Big thanks. Please accept my big thanks. And it is from bottom of the heart. I also hope will come the company will empathize with me and will religiously consider me. Can I expect positive response? No company. Thank you. Thank you so much.

A.G.S. Manikantha

Thank you, Mr. Kaushik. We'll go to the next shareholder, Shailesh Mahadevia. Sir, kindly go ahead and ask your question.

Shailesh Mahadevia

Hello.

A.G.S. Manikantha

We can hear you sir.

Shailesh Mahadevia

Respected Chairman, Board of Directors, and members, sir. The annual general meeting is a festival day, as far as I'm concerned when the Board of directors is inviting the shareholders to put a question based on the report which they have already submitted to the shareholders in advance and what they are likely to expect from the shareholders. Sir, I take this opportunity to congratulate the founder of our organization and Mr. Nandan Nilekani is fortunately today, as the Chairman of our company said I have the following questions to ask. Number one, the attrition rate of our company is very high. Sir, historically year after year, our attrition rate is remaining comparatively high. You must be making every effort to ensure that the attrition rate is reduced. Sir, may I know, what latest efforts are being made by the organization on the subject? My next question is regarding ESG. I appreciate the report on ESG. I also appreciate all the work which is being done under all the three headings of environment, societal, and the governance. And I would like to congratulate. Sir, what I would like to know is that are we being rated as far as our ESG services are concerned? Because the international investors are likely to examine the ESG rating of the company concerned. Sir, my next question is regarding the disruption in whenever we introduce a new technology, there is a disruption as far as the employment is concerned, we are taking a very good step and we are skilling our employees so they can go a step higher. Sir, what I am inquiring is that the benefit of all our latest technological work is being taken advantage of by our clients, most of them are in foreign countries. So, the disruption is likely to take in their country also might there is a shortage of labor and therefore, they get their employees automatically adjusted. Sir, my question is that the situation in India is not the same as far as our employees in IT industry is concerned, we will continue to employ them, but sir, what happens to the bottom of the society concerned? The wealth will go on concentrating in the hands of a few at the top, but the people at the bottom of the society are likely to suffer and is there any thought how to adjust these people who are likely to get these employed? So, my last question is regarding the import of semiconductor products, particularly chips, which are being manufactured by Western countries and the people like Intel or maybe such other companies in America, they are in a position to manufacture these products, with the assistance or the intellectual work which is being done by companies like ours, we gladly pay for whatever services are doing. So, we have no problem whatsoever. But we there will always be a gap between the achievements of our clients who will enjoy the continuous addition to the intellectual property rights, which are created as a result of efforts of company like ours. Sir, may I know whether we have any thinking regarding development of independent property rights with respect to manufacture of products like chips, and other products?

A.G.S. Manikantha

Thank you. Sir, we request you to kindly close your question.

Shailesh Mahadevia

With this, I wish our organization every success in the times to come. Thank you very much for giving me the opportunity.

A.G.S. Manikantha

Thank you. So, can we move to the next shareholder? Shashikant. Sir, please go ahead and ask your question.

Shashikant Gajanan Marathe

Hello, gentlemen, I am from Pune and I wish all the participants good afternoon, rather good evening and hope you all are safe and shall follow safety guidelines in space. Sir, you created a history in bringing that company to newer heights against the path of CG failure, it is good. You deserve my appreciation in scaling the company with a large number of subsidiaries against the pandemic elephants. The company reported a rising top and bottom line as well as EPS, the least of which is by the company occupied one full page. My appreciation of all those who were quite happy on dividends from 2021 financial years, shareholders a dividend and dividend tax as the dividends are tax independent directors of our company are equal. Add what was in 2019, including the date at CDC CSR spending is not a danger that the recipients are to contribute something as anything else threatens to lose value have cost and benefit ratio for our CSR activities. Rich like you, Chairman sir and your Board of Directors becoming richer, government takes care of the bad boy, but the middle class is at a loss a portion of CSR be nice for them. Our ESG is unique, it must explore ways and means to help the organizations by offering cutting-edge solutions in places to stand number one in IT sector. It is creditable in cutting down traveling this year sustaining has helped India with net foreign exchange surplus of 327 crores the balance it covers not only statutory matters, but also other relevant matters which know your further strategy. I would not grasp the entire contents. And I wonder how many of our Board members as well as MPs have understood the content, [unclear speech] are given a task to content audit on their subjects, they are handling. Women do have a sizable percentage any price thing, but not at Board level. Think of common one director for future vacancies. Our company may be unique in allowing bonus shares periodically and also our buybacks. It also says she can't commit to one minute however, the buyback must reduce the number of shareholders.

A.G.S. Manikantha

Shashikant, can you please wrap up your question?

Shashikant Gajanan Marathe

The company has likely [unclear] shareholders and then servicing cost is a drain on our profit other income is reduced by 8.6% year-on-year and finance costs rose by 10.5%. This is to proper cash management this year steam power chaos to creating crash company achieving digit digital transformation, reinvention and modernization has enabled the company to be on the top. Appreciate ASHI as well as Sustainable Development Goals, work from home has become a culture, a setup. Now, it requires corrective actions to create the future effects if any, maybe this is a [unclear speech] and if you try to explain utilization of unused of his premises, think of soft skill development for runs from it institutions and also ensure that training makes them masters of the latest technological the company may add the premises for enabling our youths to be with best attitudes that is the digital segment grew at a requester to close the question what are your plans in getting business from core business? Many such content plots.

A.G.S. Manikantha

Shashikant, we request you to kindly close your question.

Shashikant Gajanan Marathe

We are aware that these were statistically voted to serve clients better. Management must work out cost and benefit ratio of a subsidiary.

A.G.S. Manikantha

Shashikant, we request you to kindly close your question.

Shashikant Gajanan Marathe

One last time, it pains to note that honorable Finance Minister had to air her grievances on renewed IT tax portal. Did we fail to validate the system? Start measuring nonconformance since our disciplinary action to but make the system perfect. You ensure safety of employees to reducing their mental fatigue. Suddenly me thank you for giving me an opportunity to explain and express myself. I look for still your heights for our company under your guidance. Thank you very much.

A.G.S. Manikantha

Thank you, Mr. Shashikant. With this we come to the end of the third set of questions. Now we will move to the final set of questions from the next batch of shareholders. Members are requested to keep their questions brief and specific. May I request the next shareholder Mr. Bharath Raj. Kindly go ahead and ask your question.

Bharat Raj

Yeah. Good evening, Mr. Chairman, am I audible?

A.G.S. Manikantha

Yes, please go ahead and ask your question.

Bharat Raj

Good evening, Mr. Chairman, Mr. Nandan and Managing Director Mr. Parekh and entire Board of Directors. I'm happy to see you on the virtual video conference. I'm happy I'm congratulate the management for successfully completing for 40 years, because the 40 years is just happened like a fingertip. Mr. Chairman, I seen the blood and sweat of the company where it is been in the heights of becoming a $15 billion company. So, I'm very proud of you, sir. And I'm very proud Mr. Salil is working hard for our company and he successfully completed three years in 2008 in AGM. I share the vision it is a three-year marriage contract. First year will be a honeymoon and second year will be some disturbance. And third year will be a strong, but I see that my captain of our company is very strong. Under his leadership by comparable grocer, it will become a $20 billion company. I can see the vision and your hard work of the company. Sir, I request our chairman in this happy occasion of 40 years, can you please give a special dividend 40 rupees sir, and it will be very happy. Sir, if we share some amount of our companies and request our management, look into the bonuses, because you're already you're giving a buyback once the buyback is completed, please considered the word for the bonus. And one question is for our captain Mr. Parekh. What do you do regarding this artificial intelligence? Sir, why you are not looking into artificial intelligence? Because every company is now investing more in the artificial intelligence. Our CEO was he started his own company and is investing on artificial intelligence. And what is your plan, sir? I want that question, sir. And I thank Mr. Manikantha for arranging this wonderful, virtual videoconference and his entire team. Thank you very much. And all the best sir. And once again, be safe, be happy. If it happens, we will meet as investor fiscal agents or entire Board. God bless you all. Thank you very much.

A.G.S. Manikantha

Thank you, Mr. Bharat. We'll move to the next shareholder, Vinayak. Sir, kindly unmute yourself and ask your question.

Vinayak Shambhu Bapat

Hello, good evening, Chairman, members of the Board. I'm Vinayak Bapat from Pune and am I audible, Manikantha?

A.G.S. Manikantha

Yes, sir. You are audible kindly go ahead.

Vinayak Shambhu Bapat

And visible also?

A.G.S. Manikantha

Yes.

Vinayak Shambhu Bapat

Okay. Yes, fine. Sir, it has been my ambition to participate in an AGM with Infosys for a long, long time. And I know this company right from 83 when some people in Pune were working under me used to work extra time and go and work for Infosys later in the evening. And I really am impressed with the way Mr. Murthy and his team, which includes Nandan and other founding members who have taken this company from absolutely grassroot level to touch the skies. Last Friday, Infosys stock touched an all-time high. And I think Mr. Parekh, this is a reward for an outstanding performance from your team. After the fiasco we had with our earlier MD and CEO for a past two, three years where there was a hiatus, this is a welcome relief to most Infosys shareholders that the company has now stabilized. However, I think I need to bring to your attention certain infirmities and inconsistencies in our agenda items on the AGM especially item number two for dividend. We are asking shareholder approval only for the final dividend. The Companies Act under Section 235 (2) (35) defines dividend includes any interim dividend. So, that number should be revised to rupees 27 because it is only at the end of the financial year, that one is in a position to assess that the profits permit you to give that dividend. Sir, next point, point number resolution number four, the buyback is definitely an efficient and effective way of distributing surplus cash to the shareholders, but it is not an equitable way rather than a tender offer, if the company goes in for a tender offer, every shareholder can get his money and his return on investment in a pro rata manner. So, you may explore this because given the fact that the company has budgeted for 1,750 per share, not every shareholder will go to the stock exchange and sell his equity. Whereas, if you bring in a tender offer through his Demat, he will initiate a buyback and you might get a better response. If in the past we have gone through the stock exchange. It might help to try a tender offer and see the effects whether there's a wider distribution and shareholders benefit more because the aim is to ensure that more and more shareholders are benefited by this exercise. I will now come to resolution number three, which pertains to granting extension to our COO. I noticed that we are asking an extension for him only up to 12/12/21 which happens to be his superannuation day. I also noticed in resolution eight, that the Board has recommended a special bonus of four crores for his outstanding contribution the COVID crisis COVID is not beyond us still. Wave two is just about awaiting. And who knows about wave three. So, it might help to take Mr. Rao’s help and request him to continue up to 31st March 2022 and continue the good work. I think it's your request. Mr. Rao, I'm sure you will be able to accede to our request it will be in the interest of the company to look at that on point number eight resolution number eight sir. Of course, we are rewarding him rupees four crores for outstanding contribution. Can the management tell me this is a team game? Mr. Rao is the leader and of course Salil Parekh is with him on the apex. But being a team game, can the management tell us what is the team bonus for the COVID initiative, which we are compensating our employees because it's not a one man show? It's a huge thing. And people lead from the front and their followers and team members and all should benefit.

A.G.S. Manikantha

Sir, may I request you to kindly wrap up?

Vinayak Shambhu Bapat

Okay, end of story.

I wanted to ask you if I could send something in writing offline?

A.G.S. Manikantha

Please. Yes, if you can. Thank you, Mr. Vinayak. Can we move to the next shareholder? Please ask your question. Kindly quote your name.

Rishab Agarwala

Good evening, everyone. Myself, Rishab Agarwala, DP number is 12081600. This is exactly what I'm waiting for. My question is, will the pandemic have a positive or a negative effect on our company? What is COVID-19 teaching us about future upgradation of our company as and I would like to know that did we lose is any of our employees in the company? And what's the, as we have we received many waves and we are constantly performing well and we are now going to face third wave of COVID, then we would like to then we will be facing the problems or we will be creating histories because we have few days ago we were all-time high? That is my question. Thank you.

A.G.S. Manikantha

Thank you, Mr. Rishab. Can we move to the next shareholder, Omkar?

Omkar Ravindra Namde

Hello and good evening to Chairman sir Board of directors and fellow shareholders. I’m Omkar. I'm from Pune and I’m a BBA student. Today my question to the management is, for past one year, our employees are working from his work from home going to be the permanent option in IT sector, or it can be a hybrid model in coming years? And my one suggestion to the management is that we are the second largest IT company in India, why we why we don't take our own technology or platform to conduct this ECM other than taking to meeting? That is my question, thank you for giving me this opportunity. Thank you so much.

A.G.S. Manikantha

Thank you, Mr. Omkar. We'll move to the next shareholder Ashok Chakravarty.

Ashok Chakravarthi

Good evening, sir.

A.G.S. Manikantha

Good evening, sir. Please ask your question.

Ashok Chakravarthi

To the Board and also the core members. Sir, our company not withstanding that we are the service providers is companies showing a lot of importance for the clouds. Can we additionally predictions for cloud for the extra financial year sir? And one another request is as requested by earlier shareholder, the buyback could be considered by tender process only then all the retail shelves can be can utilize the offer this information I request are made in the 2018 general body meeting also. So once again I'm requesting you to this bidding. Retail bidding process could be considered. The next subject is what I want the management who says we and the shareholders are really every year we are celebrating Infosys festival, but because of this video meeting, we could not come there and have that festival or whatever call it. Just to make your lawmakers shareholders happy or can we management can consider saying giving some Big Bazar coupons or something. So that at least some people are coupons today it will not only help our shareholders, but also it will be useful for the food sector or consumption sector also at this COVID period. Sir, the last but not the least, our company has spent nearly 200 crores for COVID relief measures, I am thanking the management for this relief measures. And as I requested earlier also, as informed, as I was informed in my earlier general body meeting also there is a lot of shortage of acute shortage of medical infrastructure. So, wait, why not the management can consider a super specialty hospital for the sake of employees and also for the general public in these situations, crucial situations. It should be very, very helpful for the general public also and that they will remember the name of Infosys forever. Whatever the hell is being done being done, sir, but at the same time that sample some super specialty hospitals can be considered, sir. Thank you very much, sir. Thank you, sir.

A.G.S. Manikantha

Thank you, Mr. Ashok. We'll move to the next shareholder. Ashish Shankar.

Ashish Shankar Bansal

Respected Chairman, you can hear my voice?

A.G.S. Manikantha

Yes, sir. We can hear you, please go ahead with your question.

Ashish Shankar Bansal

Respected chairman and Board of Directors. I have two DPs in my family. One is myself, another is my father name. My father name (audio unclear) still dividend is going my father name, why so? Thank you so much.

A.G.S. Manikantha

Thank you, sir. We have noted your question. Can we move to the next question? Next shareholder? Satyendra Mundra? If you can unmute and ask your question, please.

Satyendra Mundra

Yeah. Good evening to everybody, Board of Directors. There is no doubt that though the capital has jumped from 280 crores to 2000 crores, more than 2000 crores in the last seven years, the EPS still being maintained. So, kudos to the management team for the wonderful operating performance. However, when it comes to the investment side of it, if you look at the Innovation Fund, which was launched in way back in 2013. So, there has been some eight investments, out of them, three have been written off. 2015 DWA Nova, write off in 2017, just two years after that write off of 100 crores. 2016, investment in what line data, write off within four years, 2016 invested 2020 written off 360 crores. 2015 again Skava Panaya, write off within four years in 2019, 300 sorry 2000 crores. Now, if we say that this is because of one person in the previous management, I don't think that will be true, because it is always a teamwork, investment is not one-person decision, of course, it boils down to the teamwork. So, what explains this, you know, very, very sad performance of the Innovation Fund. Since inception, I think no other investment would have gone to such a drastic write offs on each and every investment, not even a single exit not even a single investment has delivered return, this is crazy. And there has been an investment, 2016 there has not been any investment, I think a small investment in ideaForge of maybe a hundred, one million or so odd so figure. What prevents the Infosys team and the excellent team in operating performance, to appoint a parallel investment team, you know, everywhere, whether it is, you know, the top investment companies international, the investment team is always separate from the operating team. I would recommend not to just go away 2016, five years now, knowing further investment, not to either to invest, you know, knee jerk reactions and random investment or to stop it altogether. I would request the management, it has a capability, there are young people, there are technically qualified people to place an equally important investment team so that at least the innovation keeps on going, it does not stop. Thank you.

A.G.S. Manikantha

Thank you, Mr. Satyendra. Can we move to the next shareholder? Ashok Mallya?

Ashok Mallya

Namaste, I am Ashok Mallya from Udupi. Company Secretary by profession. My DP id is 30302871083089. First of all, I would like to thank the Chairman and team Infosys to give me an opportunity to attend and speak in the AGM. My question is, as we observed in the segment report, significant growth in the digital revenue, which industry sector Infosys focusing to get larger market share? I wish you a great year ahead with the good businesses. I vote in favor for all the businesses, all the decisions in the AGM. Thank you, Infosys. Take care, stay safe.

A.G.S. Manikantha

Thank you, Mr. Ashok. We'll move to the next shareholder. Yusuf Zaveri, please go ahead and ask your question, sir.

Yusuf Zaveri

Yeah, good evening to the Board of Directors. My question is that we've been reading a lot of media reports on technical issues related to the income tax filing e-portal. Can you tell us what exactly is the issue and how is Infosys resolving the matter? And I also congratulate you on a great performance in the last financial year and wish you all the best for the years to come. Thank you.

A.G.S. Manikantha

Thank you, Mr. Yusuf. Will move to the next shareholder. Harshil, kindly go ahead and ask your question, sir.

Harshil Umesh Parekh

Hi. Just, am I audible?

A.G.S. Manikantha

Yes, please go ahead and ask your question.

Harshil Umesh Parekh

Okay. Thank you for giving me an opportunity to speak at this AGM. Firstly, many thanks to the Chairman sir and all the directors for patient hearing of all the shareholders till now. I can just imagine how calm you need to be on the AGM day. I was first in the number to speak but because of some prior occupation I had chosen to be last and I can understand it takes a lot of efforts to be there for the patient hearing. Secondly, the results are phenomenal and also looking at the cash flow which has increased by 44% that is a very good sign for the company to go ahead. My question is looking at the increase of the cash flow should we target more acquisition this year or expect better dividend in the future? It is amazing that we have reduced our carbon footprints way ahead of 2050 which no one else other than Infosys can think of. Whereas some of my queries are already either answered by Chairman in his speech or by are raised already by the earlier speakers so I won't repeat them. Our company is doing great and we hope it reaches to a new heights. One more thing, I think I came across one speaker who spoke about some CSR activity in the professional work of CA. Infosys as a company is famous for such type of tie-ups and upliftments. I think we can support such kind of genuine situation, hope this is even considered by our chairman, Mr. Parekh. Once again, thank you so much for giving me this opportunity to speak, stay safe. Thank you.

A.G.S. Manikantha

Thank you, Mr. Harshil.

A.G.S. Manikantha

Thank you. With this we conclude the audio/ video questions from the shareholders. Now I hand over back to the chairman, Mr. Nandan Nilekani.

Nandan Nilekani

Thank you for all the questions. While we provide the answers to the questions shortly, I would request the team to display the questions received on the web chat, and also play videos which showcase the work done by Infosys during the last year.

[Infosys Foundation Covid-19 video plays]

Answers from the Board and Management

Nandan Nilekani

We will now begin the answers to the questions. In the first round, we will answer the questions that came in the web chat. And subsequently we will have another round of the questions that came in the audio video session that we had just now.

Let me start with my questions from the web chat. The first question I got in the web chat is when can we expect a stock split? This is from Anandu Vitthal Naik. The answer is the company and Board from time to time evaluates all aspects of capital allocation, be it dividend buyback and changes in capital structure, be it bonus issue or stock split. As of now, there is no plan to do a stock split.

Second question is from Uttkarsh Chaturvedi, saying the best management ever seen Salil sir leading Infosys on to a higher milestone. Just a question about would revenues be increasing due to more digital transformation or pandemic has helped it to induce higher digital growth? Thank you. I agree with you that Salil and the management team has done very well in the last few years and especially, in FY 21, under very challenging circumstances. We have seen in the last 18 months, due to the COVID there has been an acceleration in digital transformation, and especially in cloud related solutions. This demand is structural nature as companies are rapidly transforming their legacy systems to make them more agile and responsive to a post pandemic world. We have increased our differentiation in digital by offering a lot of services and developed many, many capabilities in digital over the last three years, be it cloud, cyber, open source, AI and automation, big data analytics, and many other services, which are hugely relevant to our digital world. Now, I'll hand over to Salil.

Salil Parekh

Thank you, Nandan. There are several questions that have come which I will address. First is how has the company adopted green cloud? How blockchain as a service has been used by Infosys? The shareholder name is Tejaswini Rajashekharan. Now sustainable practice have always been a focus area for Infosys over many, many years. What we have now done, we've introduced Live Enterprise a few years ago, and within Live Enterprise, there is a huge focus on clients adopting green standards. So we are making sure so, for example, better power consumption, automated shutdowns and environmentally aware cloud data centers with our partners. These are part of the Live Enterprise approach that we’ve put in place. On the blockchain, it’s already an important part of our service offering. It's something which is part of the Digital Pentagon that we refer to within the innovate bucket. And so clients are already using it from us and we see that this will become steadily expanding. We are also using it within our Finacle, which is our banking product. And we are doing projects on that for several clients. This will steadily expand in the years to come.

The next question. Hi sir, company is progressing really well. So just wanted to know about future plans. The shareholder name is Ishwar Das.

Here what we are seeing more and more is our clients are really focused on digital technology and cloud. So they are seeing that there are better ways to connect with their customers, with their employees, make their whole supply chains more efficient. So those have become big investments. And there, our plan is to make sure that we remain with our leading capabilities in these areas. Those over 40 leading places where Infosys has got the leadership position in a digital area or the Cobalt capability or new partnerships that we are building or expanding through the acquisitions. That those are some of our future plans.

Next question, why Infosys is not going for big time acquisition? Why Infy is not planning for big time acquisition and make big leap instead of doing share buyback and dividend when the market is very attractive? Shareholder name Jahagirdar Hanumesh Vasudeva Rao. So here, we have an active acquisition program. However, our focus is to buy companies which are focused in these digital technologies. Some of these are small and fast growing, we are not shying away from large acquisitions. We are looking at them, they're evaluating them, they're in the pipeline. But there are many criteria that the company is looking at. Is it going to be value accretive for shareholders? How will the integration work? What is the cultural affinity? What are the method where we can really make it for benefit of our clients? So when we find something, even if it's large, that will fit those criteria and, of course, the value, the price we’ll pay for it, we will look at that that size also.

Next question. Namaskar Infosys, congratulate the management for the fantastic performance. Do you have plan to be number one in India in next five years from current number two position? Shareholder name is Mukul Gupta. Here, our approach has been really to focus on what our clients are looking for, what we are calling client relevance and making sure that we build that capability. As you've seen in this previous year, we've grown at the industry leading growth, this current year, our guidance is also very high growth. So we will continue to do that. And then over time, we will see how, how that will translate. As long as we remain more and more relevant for clients, I think we will continue to do well in the market. We are also gaining a lot of market share. So if you look at the gain of market share, one year, three years, it's much higher than, than many of our peers.

Question number five. Greetings, company's heading towards expanding in cloud. How well is the company going to achieve the milestone cloud in India as well as in the US. Shareholder name is Arhad Parin Kubawala. On cloud, we are absolutely the leading company in our peer group. We introduced Cobalt, which I shared a little bit about earlier in my session. In this Cobalt, we've got 200 industry blueprints, we’ve got partnership with leading companies, both on public cloud, private cloud, SAS players, those things where we are their preferred partner on many of those areas. And we have got our own assets, we have created around 25,000, which enable faster deployment of cloud for our clients. So we believe this is a huge benefit, of course, in India and US but for all our clients worldwide because it's a common activity this Cobalt.

Next question. Hello management, you and your team are doing a great job. My question is on the new investment avenues on diversifying the portfolio, like having fabs in India, investing in semiconductor business, which is a future business specifically for India. What is management's thought on this? Shareholder name is Guruprasad. So at this time, you know, we are very focused on what we do versus services work for large global companies. So we don't have any plans of setting up any fabs at this time.

Next question, how much growth of the company do the board of directors expect in the near future? And are there challenges which the company poses threats on what? For the future how will the company deal with it? Shareholder name is Priyank Singhal. So at the start of this financial year, in the last session in April, we had shared and I shared today also our guidance is 12% to 14% growth, which is what we see in terms of how the market is going and our own position that we've built up in the last year or two. There are of course, some of the situations which are specific, let's say challenges or risk, which we outlined in the Annual Report or 20F, but my own view is the position of the company is extremely strong in achieving that guidance. And as long as we continue to work with our clients and make sure that we are doing things in these new areas of what they are looking for, we will continue to deliver on that guidance for this year.

Next question, as we have seen that digital is gaining more importance and Infosys is one of the large IT companies in India who have a large portion of their revenue coming from digital. How does Infosys plan to maintain or increase this contribution in the coming years? With many smaller IT companies operating exclusively in digital and growing at a fast pace and aggressively onboarding new clients. Shareholder name is Anil Kumar Chawla. So, here, you know, the way we see it is for large enterprises, digital has become the center of their growth and where they are driving their change. They need Infosys capabilities where we can bring multiple digital capabilities, integrate them, and then deliver a real transformation for them. So, what we feel is, while yes, there are some smaller companies, but in the ability to integrate and stitch together large complex digital programs we are perhaps one of the best-suited for clients. And that's what will give us a way to continue as also we'll have to continuously build the capability in digital because new things will keep coming, which are of importance for clients. And that will also help given that we have such a large company, we have a very strong balance sheet. For example, you know, we saw some increased intensity, let's say in service now, we made some acquisitions on Salesforce. So, that gives us an advantage that one, we can do complex large programs and two, we have the ability with a large balance sheet. And the third, of course, is the delivery capability of Infosys is unparalleled. And when large companies look at that, we feel we have a distinct advantage over some of the smaller companies.

Next point they are saying I have two questions for management. First is, what will be the future of cloud computing service now and AI? Second, Infosys has not had any presence in financial capital of the country, Mumbai, which is essentially the heart of all. Any plans for expansion there? Shareholder name is Usha M Kanwinde. So on cloud, it's really the Cobalt discussion we’ve had, where we have a tremendous set of capabilities in Cobalt. And already there are many clients where we are using this and we are seeing benefits of this. We are also very well equipped on not just the public cloud, which is where we have strength, but also on hybrid cloud, private cloud, the SAS, and those are areas which will also grow in addition to public cloud. So there's a, the Cobalt capability gives us a real lead and advantage in the market. And in Mumbai, we do work with clients, for example, on Finacle and so on. And so we do have some presence in that area that is continuing to grow with the local market there.

Next question is, can you elaborate more on the Cobalt platform and how it is used by clients? The shareholder name is Gautam Raghavendra. The way to give you an example what we are working with clients, where we use Cobalt. Well, let's say they're looking to build a hybrid cloud solution, we have the ability to look at their data center landscape, and give some suggestions on what could be the method of using hybrid cloud, what could be the method of using different providers when they need to, and how they could accelerate it in terms of time to get that done faster. So, these are things which many clients are looking for today. And we find this Cobalt capability continues to help us as we engage with the clients.

Next question, why is Infosys not setting up a seed pre series, a focused fund to incubate and grow new age businesses, which can probably become future revenue for creative businesses. So here, we engage with the startup community, we have a very active level of engagement with some of the startups in different countries. We’ve looked at, for example, what's going on within India, we’ve looked at what's going on within the west coast in the US, we’ve looked at what's going on in Israel. We are not an investment company. So, we take those companies do a little, you know, through a innovation fund that we use, but also we partner with them, and then use them where we think that can really benefit some client transformation program. And that helps some scaling of those businesses. So, our focus is to make sure that real innovation is driven through some of the access we have to the broad networks.

So those are the questions that I have addressed in the first round. Let me pass it down to Pravin, over to you.

Pravin Rao

Thank you, Salil. I have a few questions as well. The first one is from shareholder Suresh Pai. As per global risk analyst firm (audio distorted) Maplecroft, Bangalore has been identified as one of the cities in India to face acute water scarcity in the years to come. Can Infosys Foundation take effective steps on water sustainability in Bangalore by propagating water conservation? Our response is through Infosys Foundation, Infosys has rejuvenated Hebbal Lake in Mysore and set up a large plant to treat sewage water that is flowing into the lake and its surroundings. This project was completed in September 2020. This has changed ecosystem in and around five kilometer of the lake. Infosys has representation in CII Karnataka water task force as well, which is an advisory body to the government of Karnataka and working on initiatives of lake rejuvenation, demand management, and rainwater harvesting. Every campus of Infosys follows the three R's - Reduce, Reuse, and Recycle approach, along with rainwater harvesting. Our rainwater harvesting initiatives have helped (audio unclear) communities by improving the water table around our campuses in all locations. We have 35 lakes and ponds across campuses with 330 billion litre of rainwater harvesting. At Infosys, the per capita water consumption has reduced by 64% from 2008 through 2020.

The second question is from Deepak Natraj. Please throw more light on the recent newspaper reports on the income tax portal. Infosys is working to resolve the concerns in the new income tax e-filing portal. For the last week, several of the technology glitches which impacted the performance and stability have been addressed. And as a result, we have observed lakhs of unique daily users in the portal. Close to one lakh income tax returns has been filed so far. As new functions are introduced in this complex platform, we have observed concerns related to filing forms, e-proceedings, DSC related issues and instant e-PAN amongst other areas. Our project team are working to resolve this to ensure seamless experience for the users. Infosys takes great pride in working with the Income Tax Department and Government of India, where we have been managing the income tax CPC platform for over a decade, ensuring a seamless return processing experience for crores of taxpayers every year. We are deeply concerned with the initial inconvenience this new e-filing portal has caused the users and are committed to resolving all issues at the earliest. We look forward to working closely with all stakeholders for the next few weeks to ensure that all inputs and feedbacks are being reviewed and addressed towards the objective of delivering enhanced functionality and seamless end user experience.

The next question is from Vinayak Bapat. What compensation insurance cover do we have in place to mitigate the hardship arising to families of our departed Infoscions. We have multiple support measures in place for (audio unclear) employees and their families. All employees have (audio unclear) part of the group health life insurance. We have introduced the lump sum amount to support the family in case of an employee demise due to COVID. Apart from this, we will continue to cover the employee’s spouse and children under medical insurance for a period of three years. We are also providing job placement support for a family member of the deceased employee. We are also providing them financial management support on a voluntary basis by our service partners.

Next question is from Rahul Purswani. What is the plan and future prospects for Infosys campus in Indore? Indore is one of our upcoming locations and we continue to make investments based on our plans, demands, and talent availability.

Next question is from Vinayak Vishwaha. What is your view on Bank of America report (audio unclear) per day slash of 3 million (audio unclear). I think there has been already clarification from industry bodies like NASSCOM which has already clarified that this industry sector has and will continue in terms of addition of new skill talent. As far as we are concerned, our demand continues to be strong, and we continue to recruit at scale. Also, as you're aware, we are actively reskilling our employees for the increasing digital technology demand. So as such, there is really no layoffs.

Next question is from see Sriram Chandure. How many Infoscions have been impacted due to COVID? With the second wave of COVID surging across India, our priority continues to be the safety and well-being of our employees, as well as ensuring business continuity of our clients. Today, 96.5% of our employees globally and over 98% of in India are working from home. Out of the employees who were COVID positive, over 95% have recovered. We’ve also have had few unfortunate demises. We continue to focus on getting our employees and their families vaccinated, the cost of which will be borne by the company.

Next question is by Priyadarshan. Your annual report says 96.5% employees working from home despite this, you’ve performed exceedingly well. Going forward, you would be focusing on work from home, then why are you continuously adding to our buildings? We feel going forward, we will need to adopt a hybrid model. There are situations where projects can operate remotely. But equally some parts of the project lifecycle or certain types of project will benefit from co-located teams. What we're trying to do is enable a model where our employees can work either from office or remotely and can switch seamlessly. Given our scale, we are working on intelligent solutions to make the best use of our physical campuses. For example, in hoteling stations for teams that are coming in. Further, you would also notice that our capex this year was on the physical infrastructure was significantly lower as compared to earlier years.

Next question is from Narendra Sonawane. With work from home, what is Infosys strategy to tap talent around the world? We are committed to hiring and retaining the best talent and being amongst the industry's leading employers. We are expecting a future with hybrid workplace. Remote working during the pandemic has opened up new opportunities of working. Our view of future work model will be a hybrid one – a mix of working in office and working from home and it will be based on three factors - nature of work, personal, and social needs. The work from anywhere model will allow us to tap into talent pools even in towns and cities where we may not have offices and delivery centers. We expect to have a percentage of employees who will contribute in a remote mode and add to our talent pool.

Next question is from Avinash Chunder. Is there any plan to start a DC in Delhi NCR? Infosys is already having a presence and operations in NCR region. We will continue to make investments there based on our growth plans.

Last question is from Nagraj Kini. What is the roadmap for next two, three years? What are your views on hybrid work culture? We are expecting a future with hybrid workplaces. We have clearly established that any work can be potentially done anywhere in the world without loss of productivity or integrity of work. Our view is, as I said earlier, an optimal work model which will be a hybrid one, mix of office and remote based on three factors - nature of work, personal choice, and social needs. There will be more of hot desking, flexible workplaces within offices and more collaboration spaces to bring people together by keeping safety in mind. With that, I'll pass it on to Nilanjan.

Nilanjan Roy

Thank you, Pravin. The first question I have is from Manoj Parnapalli. The question is work from home has resulted in how much financial gain to Infosys and what is the take going forward regarding the work from home process? So as even Pravin has mentioned, we have seen savings during FY 21 both on travel and on facilities due to work from home. But as we see the pandemic receding and people coming back to work, we will be working in a hybrid model. So some of the savings which we have seen will start reducing over a period of time. But however, in the long term as part of the hybrid model we have committed about a one-third of our work will continue to be done remotely in our part of our ESG vision.

Second question is from Vinayak Bhat. Unbilled revenue is Rs. 3,550 crores. Please explain the underlying premise. How do we account for revenue when we cannot invoice the customer? If you could explain. See the billing schedules, which we agree with our customers, these include periodic performance-based billing and or milestone-based billing. And therefore, revenues in excess of the billings are referred to as unbilled revenue. And that is fundamentally for the work which is already done, but not billed to the customers as per the schedule.

The question three is from Usha Walia. What is the management guidance about the revenue for FY 22? Our constant currency revenue guidance for FY 22 is growth between 12 and 14%, which we believe is amongst the top for these companies amongst our peer group.

Question four. This is from Pradeep Bakshi. Company's role in emerging markets by creating jobs in response to good revenue generated, when can we expect the bonuses announcement? I think in the last year, we have added about 17,000 net headcount to our business and most of that has been in actually India. And as the chairman has said, the Board will always consider at appropriate times, when to issue a bonus at any point of time.

Question five, this is from Dhruv Gupta. Does Infosys plan to ever undertake tender offer route for buybacks in the future? Our first buyback in 2017 actually was a tender offer, but we also know of tender offer requires multiple approvals both from US, where we are listed, as well as and, of course, in India. So when the board looks at the method of the buyback, whether it's tender or in open market, it takes into account compliances EPS accretion and other factors timing and complexity of the buyback and on the basis of this decides, which is the best method to return back this capital.

Question six is from PineBridge Global Funds. Infosys is a flag bearer in India as far as ESG is concerned. The disclosures of our company is unmatched. However, we would request you to kindly consider and disclose the emissions due to transportation of employees from their homes to office under the state three emission norms. In the competition of our scope three emissions, we have considered employee commute. These disclosures are available in Page 22, scope three emissions employee commute of the ESG data book. These detailed explanations is available on Page 26-27 of the ESG data book.

The last question is from Bhavdeep Patel. I would like to know that how the buyback of R. 9200 crores would be benefited or how would it play a role to create value of every stakeholders in the company? So, buyback as you know, is a EPS accretive method for returning capital, as it reduces the numbers of shares available and improves the ROE of the company. This is as part of our capital allocation policy, which says that we will return 85% of our free cash flows over a five-year period. We have now returned 83% of our free cash flows over the last two years in line with the policy. With that I hand over to Mani.

A.G.S. Manikantha

Thank you, Nilanjan. I have received few questions. The first question is from Sridhar Venkatesh Bharati. The question is how can I cast my vote? Please tell me considering that I am a CSDL account holder. Shareholders may recall that the company had provided them opportunity to cast their votes on remote e-voting on the NSDL platform. Shareholders may also cast their votes today. During this AGM from the link that appears on the video screen and cast their votes on the NSDL platform. Once you enter into the NSDL platform, it redirects you to CDSL platform for casting your vote.

The second question is from Radhika Suhas Patkar. The request is to provide a hard copy of the Annual Report. The response is, as per the Ministry of Corporate Affairs and SEBI circulars, printing of annual reports are dispensed for this year due to the ongoing pandemic. Since the requirement to print and dispatch hard copies of the report and notice has been dispensed with, the company will not be printing the same. The notice and Annual Report for financial year 2020-21 have been sent to all the eligible shareholders through email pursuant to the applicable circulars issued by the Ministry of Corporate Affairs and SEBI.

There was one question from Shilpa. The question is I need to inspect the statutory register. I need copy of statement of Section 197, also need a hard copy of the Annual Report. We request the shareholder to send an email to investors@infosys.com for inspection of AGM related documents. Since the requirement to print and dispatch hard copies of the annual report and notice has been dispensed by the circulars of MCA and SEBI, the company will not be printing the annual reports for this year. Thank you. With this, I'll hand over back to the Chairman.

Nandan Nilekani

Thank you, Mani and now we will take the last round of questions, the audio and video questions that you just heard. And we will take it in the same order. So, I will begin with my questions. The first question to me from Mr. Reddeppa is what is the company's vision for the coming years? As I explained in the Chairman's speech, we have a unique time, when one, we have digital transformation going on around the world thanks to the cloud, AI, big data, and so on. This has further been accelerated by the pandemic and more and more companies are feeling the need to transform themselves very fast. And the pandemic and work from home has changed the fundamental future of work. And ultimately, we'll come to some steady state of hybrid working, where people will work from home and in the office using collaboration tools. In this new environment Infosys wants to be the digital partner of choice for our global clients and prospects and provide them a trusted path to the future by navigating their next. We will do this by following the highest standards of corporate governance, by making sure that customers are satisfied, by providing growth opportunities for our employees, and of course, adhering to our ESG 2030 goal.

The second question is from Bharath Raj about can the company look at special dividend and bonus? I think Nilanjan has already talked about our capital allocation policy, where we said that we will distribute 85% of free cash flow between FY 20 and FY 24 and at any given point we look at all options including dividend buyback, whichever type of buyback and so on bonus shares, etc. And we will keep looking at this based on factors, timeline and so on. And Board will continue to look at these options from time to time.

The third question is from Vinayak Bapat saying U.B. Pravin’s extension has been only till December 21st. COVID is not yet over, we should ask him to stay till 31st March. First of all, let me again say that Pravin has done a phenomenal job in the last several years, including, of course, during the COVID when he completely managed the transition to work from home. But as we go forward, we have put enough people and processes in place to take it forward. And Pravin’s retirement is as per the policy of Infosys for Indian employees that they superannuate at the age of 60. With that, I complete my questions and I now turn it over to Salil.

Salil Parekh

Thank you, Nandan. I have a few questions that I will address. The first one, how do you look at the disruption of the last 18 months? What has been the impact on Infosys business? Shareholder name is Dinesh. Now, the last 18 months have, of course, been extremely challenging and difficult for the whole world and for many people personally. From a business perspective, what this has done, as we have shared in some other discussions today. Many large companies have accelerated the way they want to use digital because that was the only way to connect, whether it was to their customers, their employees, to anyone around the world. In doing that, they are embarking and learning the benefits of this digital and therefore we are seeing for Infosys a great gain. We have grown at 5% in constant currency, which is an industry leading growth because we have the capabilities that we have built that can help clients whether it's for cloud, whether it's for data and analytics, whether it's for cybersecurity, whether it's for IoT, whether it's for AI, we have those capabilities, and clients have seen that and are leveraging it. And we also had a very effective and efficient work from home, a smooth transition and all of the setup ready, which the clients liked as well. And so we saw some good market share gain in this time period.

How do you see revenue growth in H1 and H2? Shareholder name is Abhishek Kalra. So here, as you may know, we don't give a guidance for H1, H2 separately, we give a full year guidance which is a 12 to 14% growth in constant currency. Historically, of course, also it's well known because of seasonality H1 normally has seen better sequential growth in the past than H2, but we do not give a specific guidance for the two halves.

Are we investing in AI? What are our plans in this regard? Shareholder name Bharath Raj. So in AI, we have launched what is called the Infosys Applied Artificial Intelligence Solutions just this last year. This is really a core part of what we're doing within insight or data analytics business. We are using third party software in AI. We are working with clients to see how better decision making can be done. We also using AI where we allow, we enable more efficiency through making things more automated by using it. So AI is really pervasive across all of our work but we've launched this specific offering in the market, applied AI, which captures all of this and makes it much more relevant for what our clients are using it for today.

Next question, the last one from my side, which industry segment is going to be our focus for FY 22 and beyond? The shareholder name is Ashok Mallya. The thing with Infosys is we are a huge company with very well diversified different industry of business segments. So our focus is really to make sure that we are ready to work with different clients in different industry segments based on what their needs are. And in some years, there's more growth in some segments and others, it's in other segments. So there's not in that sense, a specific focus that we have for this coming year for one segment. We have a real focus to make sure we're partnering with digital transformation for our clients in those segments, and we will see the benefits of that across the Board and have a diversified portfolio of segments that we work with. With that, let me pass it on to Pravin. Pravin, over to you.

Pravin Rao

Thanks, Salil. I have a few questions as well. The first one is from Vinay C. S. Congrats on a good performance, all revenue and your segments have done well. I hope the growth directory for India business will remain high. So thanks Vinay for the compliments. In India, we see tremendous interest in digitization. We have a strong focus on growth and margins for all our businesses, including India.

Second question from Vinay again is how does company plan to reskill the employee base? Continuous learning and reskilling has been integral to our operating model. And it's more so relevant in today's times where new technologies are mushrooming and client requirements for new skills are growing. We are training our employees in digital technologies. Our in-house learning platform, Lex offers over 1800 digital reskilling programs globally. Over 240,000 of our employees use Lex and are spending approximately 45 minutes per day on an average on learning activities.

Next question is, there's a series of questions from Sadananda Shastry. The first one is please clarify how selling and marketing expenditure has reduced. Sales and marketing expenses have reduced last year mainly due to reduced travel costs and lower branding expenses due to COVID, which actually led to limited travel and widespread cancellation of events.

The second question is around what is the position of our China revenues? So, subsidiaries actually are very strategic in nature and only represent on-site work which is at lower profitability. As a result, we evaluate their performance including offshore downstream business which they generate for rest of the group. There are specific plans for each subsidiary and they constantly executing on the on the same.

Next question is from Manoj Gupta. What will be the impact of H1B policy change on our company? We have significantly localized our US operations with over 69% of (audio unclear) employees being locals, visa independent. In addition, the new US administration is reviewing prior administration agency rules that are not in effect or not yet finalized. H1B approval rates for Infosys have also significantly increased starting quarter one of FY 21 for the last four quarters. We also have a large number of employees with approved H1B visas and ready to travel to support our client requirements.

Next question again from Manoj Gupta, what are the plans for putting up a campus in the northeast of the country? We have our presence in eastern part of India at Bhubaneshwar since 1997. We are also in the final process of setting up a development center at Calcutta. By this we'll be expanding our presence in the eastern part of India.

Next question is from Mr. Balasubramaniam. What will be the effect of RPA on employment? We believe that technology advancements including RPA are meant to amplify human effort. This frees up our employees to then reskill and repurpose themselves, for work that requires greater human involvement. Our employees can be successfully redeployed in emerging areas to bring value to our clients. Digitization of services and operations is a key focus area for us to drive higher revenue productivity and improve service level to our clients.

Next question, again from Balasubramaniam. What is the impact of RPA and other automation on your workforce reduction in coming years? We're actively using lean process and (audio distortion), automation technologies to automate our service delivery and also making (audio distortion) our business enabler functions more efficient. The effort that is released from these initiatives is being redeployed to fulfill newer engagements. I also want to mention our Live Enterprise platform including our bot factory of pre-configured bots is being used to help our clients optimize their processes as well. But we don't believe this will result in reduction of workforce. Since we have an active reskilling program (audio distortion) that moves these employees to other digital (audio distortion) Mr. Balasubramaniam revenue from digital is growing, but core revenue is falling. Please clarify. Rising digital revenue and reducing core revenue is reflective of how our clients are investing more in their digital transformation initiatives by optimizing their regular processes and technology landscape. It’s in line with our strategy to grow in digital services.

Next question is from Vasudha. What is the company policy related to work from home and contract employees? We have introduced new policies over last year to enable easy work from home for our employees including related to leave, holiday, and other benefits, reimbursing broadband cost and so on. Today, over 96.5% of our employees are working from home, globally.

Next question from Abhishek. Any salary cut done by the company due to COVID? We have not done any salary cut due to COVID. In fact, we have had the first round of compensation increase effective January 2021 and announced another round with effect from July 2021. Additionally, due to our strong performance in FY 21, we rewarded employee with higher bonuses than FY 20.

Next question from Abhishek Kalra. Why is company spending money on brand marketing? While we are a household brand in India, most of our business comes from around the world. We have an aspiration to make Infosys a truly global digital services brand, which will help us garner more business globally and attract the best employees across geographies to work for us.

Next question is from Yusuf Rangwala. How many employees has the company vaccinated? Office has been closed for last many months. When is office expected to open? We have established vaccination center for employees and their family members in collaboration with healthcare partners across all 14 of our campuses in India. We are covering vaccination cost of our employees and their immediate families. We look at a very phased opening of offices once the health situation improves. Our focus is on employee safety and we'll take all precautions while doing so. We are expecting a future with hybrid workplaces. We have clearly established that any work can be potentially done anywhere in the world without loss of productivity or integrity of work.

Next question is from Santosh Saraf. (audio distortion) What steps have been taken by the company to reduce impact of (audio distortion) of the company? Regarding our COVID response, we first address the safety and wellbeing of our employees. We did multiple things such as setting up care centers, counseling, vaccination support, ambulance services, wellness sessions, and so on. We have enabled 98% plus of our employees to work remotely, so that client projects are not impacted to various lockdowns. We also invested in our information security architecture, so that we and our clients are comfortable and their operations are secure, even in a remote working environment. Finally, we launched several solutions in the market to help our clients overcome some of the challenges that this pandemic has caused for them. How they can operate in a hybrid environment, how they can move to resilient technology platforms such as cloud.

Next question is from Hiranand. How have you dealt with cases of fraud and sexual harassment in the company? Our goal has always been to create an open and safe workplace for every employee and every employee has to feel empowered irrespective of gender, sexual preferences, and other factors and be able to contribute to the best of their abilities. We handle all cases (audio distortion) as per anti-sexual harassment initiative and Code of Conduct policies. We also handle fraud cases aggressively and with speed and take action post investigation, including termination.

What is the plan for helping the next to the kin of COVID victims? This is a question from Jaideep Bakshi. In case of any unfortunate demise of our employee due to COVID, company is taking several measures to provide relief to the next of kin. This comprises of substantial life insurance cover, an ex gratia payment to cover immediate expenses, medical insurance to cover treatment costs incurred. We’ll also consider providing for employment opportunity to a family member based on qualifications.

Next question is from Shailesh M. Why do you have a very high attrition? What are the efforts made to retain talent? If markets are opening up, demand is picking up and companies are hiring in large numbers. This has led to higher attrition compared to FY 20. Having said that, we are increasing our efforts to retain our talent. We had two rounds of compensation increase effective January 2021 and July 2021. Over the past year, we have also engaged our employees through multiple connect sessions, providing them opportunities of continuous learning and career advancements. We are hopeful to be able to sustain the attrition to a manageable level. With this I will pass it on to Nilanjan.

Nilanjan Roy

Thank you, Pravin. So the first question is from Anil Agrawal. Actually, there are two questions. The first one is the company has performance obligations of Rs. 69,890 crores subject to materialize over the next year and beyond. What is the plan to see that these receipts materialize? I think these performance obligations mentioned here are the contracts that will earn revenue in the ordinary course of the company in the future. Second question was IT matters of 2600 crores pending. Has the company approached under the Vivad Se Samvad scheme? If not, why not? Here the company's position and based on advice from tax advisers is our position will likely be upheld on the ultimate resolution and these will not have a material adverse impact on the company's financials position and results of operations.

A second question is from Sadananda Shastry. Plant and property reduced but depreciation has increased. Please clarify how come and the second question is how come other equity has increased compared with last year? We did significant investments in laptops and new technologies to ensure employees can work remotely. The useful life of assets is much lower in technologies as compared to other infrastructure investments. As a result, depreciation is much higher. Further, while the net movement on PPE is only 125 crores, you can see that under Page 237 of the Annual Report, there is a detailed analysis of the PPE additions made in the current year, including the depreciation. As regard the other equity increase, it's mainly on account of the profits on for the year.

Question three is from Mrs. Patel. How do you plan to utilize your cash and cash equivalents? Like we mentioned earlier, we have a policy and capital return of 85% of free cash flows over a period of five years. And under this policy, the company has already returned 83% of the free cash flows. The balance will be used for activities like mergers and acquisitions.

Another question from Mrs. Patel. What is your policy on loans and write offs? If so, please give details. The company uses the expected credit loss model to assess any required allowances and uses a matrix to compute the expected credit loss allowance for trade receivables and these are written off in case there is no realistic prospect of their recovery.

Question five is from Shrenik Mehta, please do not go for open buyback, market buyback, please go for tender buyback due to tax reasons. Like we have clarified earlier we take number of decisions on the return on capital allocations, including compliances, time to market, taxes and ETF accretion. And in fact, if you are aware specifically on the tax, the stock exchanges have recently given a circular that provide credit of buyback tax even those in case of open market buybacks.

Question six, why useful life of buildings considered is 20 to 25 years, it should be more than that, please clarify the position. This is from Bimal Bhat. The company depreciates property, plant, and equipment over the estimated useful life using the straight-line method. The useful life of building in this case is 22 to 25 years and depreciation methods for useful life and residual values are reviewed periodically, including at each end of each financial year.

Question seven, did the company buy any electoral bonds from central government? This is from Dinesh Pajeta. The company did not buy any electoral bonds from the central government.

Question eight, what is the 283 crores assets being transferred to company under CSR. This is from Abhishek. The consequent to the company's Corporate Social Responsibility policy amendment rules 2021 the company intends to transfer its CSR capital assets, which were created prior to January 2021 amounting to Rs. 283 crores to a controlled subsidiary to be established in accordance with Section 8 of the Companies Act for charitable purposes.

Question nine. This is from Sharad and Surekha Shah. We acquired digital companies but company did not publish how much amount was paid for the same. Please clarify. We have sent exchange notifications in line with the LODR requirements. The purchase consideration for each of these acquisitions is mentioned there and (audio unclear).

What is included in the cost of sales? This is also from Sharad and Surekha Shah. In Page 80 of the Annual Report, we have given the details of the various expenses under cost of sales.

Question 11, considering INR depreciated against dollar, what gains did the company make? This is also from Sharad and Surekha Shah. Our operating margins in FY 21 was 24.5% which increased sequentially by 320 basis points. The rupee benefited by 1% on account of depreciation.

Question 12, how much has been our CSR spend in India compared with our spend in foreign countries? This is by Mr. Bhatia. The company has spent 375 crores towards the mandatory CSR in India and voluntarily spent 27 crores in overseas jurisdictions.

And the final question is, are we being rated for ESG? This is by Shailesh M. Yes, we are, we participate in various global assessments, including but not limited to the Dow Jones Sustainability Index, MSCI, CDP, EcoVadis amongst others. With that I pass on to Mani.

A.G.S. Manikantha

Thank you, Nilanjan. There are a few questions directed to me. The first question is from Chandravati. The question is there was something in the papers about insider trading. Can you please throw some light on it. The response is on June 1st, Infosys was informed of an interim ex-parte SEBI order where two of its employees amongst other third parties have been named in an ongoing insider trading investigation. Infosys has a well-defined code of conduct covering all its employees under insider trading policy that governs dealing with unpublished price sensitive information. The company will extend full cooperation as required to SEBI on the matter. Additionally, as a result of the order and on conclusion of internal investigation, appropriate action will be taken.

The next question is from Vasudha. The question is unclaimed dividend, will it be possible to make efforts to find the shareholders to pay the dividend to them instead of transfer to investor protection reserve. And the response is, shareholders may note that the company has taken a special initiative called penny drop verification of unclaimed dividend accounts and also created a portal of shareholders to provide the consent to release the unclaimed dividend. The company has also periodically sent communications to the shareholders to update the active bank account details with the depositories. The shareholders may claim the dividend amount any time till seven years before it is transferred to IEPF. It may be noted that due to the efforts of the company with regard to investor education, the dividend amount transferred to IEPF has come down from 1.9 crore in 2019-20 to 1.75 crore in 2021.

The last question is from Yusuf. Last three years you have not done the AGM in Mumbai, when will you restart it? The response is considering the current pandemic situation and safety of shareholders it is appropriate to conduct the AGM virtually in line with MCA and SEBI circulars. We will examine the same in future subject to following other protocols and compliance with the applicable laws. With this, I will hand over to the Chairman.

Nandan Nilekani

Thank you. Members may note e-voting on the NSDL platform will continue to be available for the next 30 minutes. Therefore, I request members who have not cast their vote yet to do so within the next 30 minutes. The Board of Directors has appointed Parmeshwar G. Hegde, a practicing company secretary, as a scrutinizer to supervise the e-voting process.

Further, I hereby authorize Manikantha, the Company Secretary, to declare the results of the voting and place the results on the website of the company at the earliest. The resolutions as set forth in the notice shall be deemed to be passed today subject to the receipt of the requisite number of boards. We had 739 members participating in today's 40th Annual General Meeting. Thank you for attending the meeting. I hereby declare the proceedings of Infosys Limited’s 40th Annual General Meeting closed. On behalf of the Board of Directors, I thank each one of you. We will see you at the next AGM. Stay safe and see you next year.